2017
Notice of Annual Meeting of Stockholders and Proxy Statement



13320-A Ballantyne Corporate Place
Charlotte, NC 28277
Telephone: (980) 474-3700
Facsimile: (980) 474-3729



March 27, 2017

Fellow Stockholders:

On behalf of the Board of Directors, we invite you to attend the SPX Corporation 2017 Annual Meeting of Stockholders on May 8, 2017, at 8:00 a.m. (Eastern Time), at the SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

Significant Accomplishments in 2016

We hope you will join us in celebrating the tremendous success that SPX Corporation has enjoyed over the past year. 2016 marked the first full year of operations as the "new" SPX and was a transformative year for our company. We have accomplished many of the goals we outlined in the value creation roadmap we presented to investors immediately prior to the spin-off of SPX FLOW, Inc., in September 2015. SPX is now a stronger and more profitable company, which is reflected in the significant stockholder return we have delivered over the past year.

In our two growth platforms, HVAC and Detection & Measurement, we have seen the introduction of new products and expansion into new channels. We have also experienced margin expansion in the HVAC segment and in our Transformer business. Furthermore, we have significantly reduced our exposure to the power generation end market through the sales of the Global Dry Cooling and European Power Generation businesses. In addition to eliminating the ongoing earnings and liquidity implications, these disposals have allowed us to significantly change the business model and risk profile of SPX.

Introducing the Engineered Solutions Segment

In recognition of this shift in our end market exposure as well as our focus on engineered solutions for grid and process cooling applications, we have changed the name of our Power segment to "Engineered Solutions."

Enhancing our Focus on Growth and Operational Excellence

We are now positioned to pivot our focus towards growth opportunities. As we presented at our March 6, 2017 Investor Day, we believe that we will deliver significant organic and inorganic growth over the next few years. We expect to do this by leveraging our foundation of established brands and channels; strong technology and innovation; leading positions in growth markets; and large installed base, as well as through the implementation of the SPX Business System and a disciplined approach to identifying, executing, and integrating high-quality acquisitions in our HVAC and Detection & Measurement segments. Our Investor Day Presentation is available on our website (www.spx.com), under the heading "Investor Relations"—"Webcasts and Presentations."

As you can see, the changes that we have made over the past year have positioned SPX to pursue the growth opportunities ahead of us. We are proud of our team and the company that we are building together.

Meeting Attendance and Voting

All SPX stockholders of record at the close of business on March 13, 2017, are welcome to attend the Annual Meeting. Whether or not you plan to attend, it is important that your shares are represented at the Annual Meeting. **To ensure that you will be represented, we ask you to vote by telephone, mail, or over the internet as soon as possible.**

For stockholders planning to attend this year's meeting, we and the other members of your Board of Directors look forward to personally greeting you. On behalf of the Board of Directors and our leadership team, we would like to express our appreciation for your continued interest in the business of SPX.

Sincerely,

Patrick O'Leary
Chairman of the Board of Directors

Gene Lowe
President and Chief Executive Officer



SPX CORPORATION
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Monday, May 8, 2017

8:00 a.m. (Eastern Time)

SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277

Agenda

The principal business of the Annual Meeting will be to:

1. Elect the two nominees named in our Proxy Statement to serve as directors until our 2020 Annual Meeting;

2. Approve our named executive officers' compensation, on a non-binding advisory basis;

3. Recommend the frequency of future advisory votes on our named executive officers' compensation, on a non-binding advisory basis;

4. Ratify our Audit Committee's appointment of our independent registered public accounting firm for 2017; and

5. Transact any other business properly brought before the meeting or any adjournment thereof.

Record Date

March 13, 2017

You may vote at the Annual Meeting in person or by proxy if you were a stockholder of record at the close of business on March 13, 2017. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

Proxy Materials

This year, we are again electronically disseminating Annual Meeting materials to some of our stockholders, as permitted under the "Notice and Access" rules approved by the Securities and Exchange Commission. Stockholders for whom Notice and Access applies will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access Annual Meeting materials via the internet. The Notice also provides instructions on how to obtain paper copies if preferred.

By Order of the Board of Directors,

John W. Nurkin
Vice President, Secretary and General Counsel

*Approximate Date of Mailing of Proxy Materials or
Notice of Internet Availability:*
March 27, 2017



SPX CORPORATION

Proxy Statement
Annual Meeting of Stockholders

The Annual Meeting of our stockholders will be held at 8:00 a.m. (Eastern Time), on Monday, May 8, 2017, at the SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

We are furnishing this Proxy Statement to our stockholders in connection with the solicitation of proxies by our Board of Directors for the 2017 Annual Meeting of Stockholders on that date, and any adjournment or postponement of the meeting.

Our 2016 Annual Report on Form 10-K, without exhibits, accompanies this Proxy Statement. You may obtain a copy of the exhibits described in the Form 10-K for a fee upon request. Please contact Paul Clegg, Vice President, Finance and Investor Relations, SPX Corporation, 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277.

> **Important Notice Regarding the Availability of Proxy Materials
> for the 2017 Annual Meeting of Stockholders:**
>
> **The Notice of Annual Meeting, Proxy Statement, and our 2016 Annual Report
> to Stockholders are available electronically at
> www.envisionreports.com/SPXC (for stockholders of record) or
> www.edocumentview.com/SPXC (for all other stockholders).**

TABLE OF CONTENTS

MEETING AND VOTING HIGHLIGHTS

This summary highlights information about SPX Corporation ("Company," "SPX," "we," "our," or "us"), vote recommendations of our Board of Directors ("Board"), and certain information contained elsewhere in this proxy statement ("Proxy Statement") for the Company's 2017 Annual Meeting of Stockholders (the "Annual Meeting" or the "meeting"). This summary does not contain all of the information that you should consider in voting your shares. You should read the entire Proxy Statement and our 2016 Annual Report on Form 10-K carefully before voting.

As you read this Proxy Statement, keep in mind that 2016 was a transformative year for SPX. In 2015, we completed the spin-off of the Flow business (the "Spin-Off") into a newly-formed, independent, publicly-owned company called SPX FLOW, Inc. ("FLOW"). The Spin-Off became effective on September 26, 2015, at which time our executive officers and directors assumed their new roles. As a result, 2016 was our first full year as the "new" SPX.

Annual Meeting

Time and Date: 8:00 a.m. (Eastern Time), Monday, May 8, 2017

Place: SPX Building
13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277

Record Date: March 13, 2017

Purpose of Meeting and Board Recommendations

Proposals	Board Vote Recommendation	Votes Required for Approval	Page Reference
Proposal 1: Election of Directors	FOR each nominee	Majority of votes cast	10
Proposal 2: Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis ("Say-on-Pay")	FOR	Majority of votes cast	42
Proposal 3: Recommendation on Frequency of Future Advisory Votes on Named Executive Officers' Compensation, on a Non-binding Advisory Basis ("Say-on-Frequency")	FOR EVERY "1 YEAR"	Greatest number of votes cast	43
Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	Majority of shares present or represented by proxy and entitled to vote	46

The Board strongly encourages you to exercise your right to vote on these matters. Your vote is important.

Who May Vote

Holders of SPX common stock whose shares are recorded directly in their names in our stock register ("stockholders of record") at the close of business on March 13, 2017, may vote their shares on the matters to be acted upon at the meeting. Stockholders who hold shares of our common stock in "street name," that is, through an account with a broker, bank, trustee, or other holder of record, as of such date may direct the holder of record how to vote their shares at the meeting by following the instructions that they receive from the holder of record.

A list of stockholders entitled to vote at the meeting will be available for examination at our principal executive offices located at 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277, for a period of at least ten days prior to the Annual Meeting and during the meeting. The stock register will not be closed between the record date and the date of the meeting.

How to Vote

How to Vote		Stockholders of Record*	Street Name Holders†
MOBILE DEVICE	Scan the QR Code to vote using your mobile device:		Refer to voting instruction form.
INTERNET	Visit the applicable voting website:	www.envisionreports.com/SPXC	www.proxyvote.com
TELEPHONE	Within the United States, U.S. Territories, and Canada, on touch-tone telephone, call toll free:	1-800-652-VOTE (8683)	Refer to voting instruction form.
MAIL	Complete, sign, and mail your proxy card or voting instruction form in the self-addressed envelope provided.		
MEETING	For instructions on attending the Annual Meeting in person, please see below and page 47.		

*   You hold shares registered in your name with SPX's transfer agent, Computershare, or you are an Employee Benefit Plan Participant.
†   You hold shares held through a broker, bank, trustee, or other holder of record.

To allow sufficient time for voting, your voting instructions must be received by 11:59 p.m. (Eastern Time) on May 7, 2017, if you are not voting in person at the meeting.

Admission to Meeting

If you are a stockholder of record, you will need to bring with you to the meeting either the Notice of Internet Availability of Proxy Materials or any proxy card that is sent to you. Otherwise, you will be admitted only upon other verification of record ownership at the admission counter.

If you own shares held in street name, bring with you to the meeting either (i) the Notice of Internet Availability of Proxy Materials or any voting instruction form that is sent to you, or (ii) your most recent brokerage statement or a letter from your bank, broker, or other holder of record indicating that you beneficially owned shares of our common stock on March 13, 2017. We can use that to verify your beneficial ownership of common stock and admit you to the meeting. **If you intend to vote at the meeting, you also will need to bring to the meeting a legal proxy from your bank, broker, or other holder of record that authorizes you to vote the shares that the holder of record holds for you in its name.**

Additionally, all persons will need to bring a valid government-issued photo ID to gain admission to the meeting.

Additional Information

More detailed information about the Annual Meeting and voting can be found in "Questions and Answers" beginning on page 47.

CORPORATE GOVERNANCE

CODE OF BUSINESS CONDUCT

We have adopted a Code of Business Conduct that applies to all our directors, officers, and employees, including our CEO and senior financial and accounting officers. Our Code of Business Conduct requires each director, officer, and employee to avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the best interest of our Company and our stockholders. In addition, our Code of Business Conduct acknowledges special ethical obligations for financial reporting. The Code of Business Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange (the "NYSE") and the requirement of a "Code of Ethics" as defined in the rules of the Securities and Exchange Commission (the "SEC"). We maintain a current copy of our Code of Business Conduct, and we will promptly post any amendments to or waivers of our Code of Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Commitment to Compliance."

CORPORATE GOVERNANCE GUIDELINES

As part of its ongoing commitment to good corporate governance, the Board has codified its corporate governance practices into a set of Corporate Governance Guidelines. These guidelines assist the Board in the exercise of its responsibilities and may be amended by the Board from time to time. Our Corporate Governance Guidelines comply with the applicable requirements of the listing standards of the NYSE and are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance."

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a substantial majority of the Board meets the independence requirements of the listing standards of the NYSE. At least annually, our Board reviews whether each of our directors is independent. The Board has adopted categorical Independence Standards to help guide it in this process. Our Independence Standards are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance." Members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee must meet all applicable independence tests of the NYSE and SEC. Based on its most recent annual review, the Board has concluded that Mr. O'Leary, Mr. Puckett, Mr. Roberts, Dr. Shaw, and Ms. Utley are independent, as defined in our Independence Standards and the listing standards of the NYSE. The Board has concluded that Mr. Lowe is not independent as defined in our Independence Standards and the listing standards of the NYSE.

The non-employee members of the Board meet regularly in executive session without management. In addition, the non-employee members of the Board meet in executive session on a regular basis with the CEO and such other management as the Board deems appropriate.

CHARITABLE CONTRIBUTIONS

It is the policy of the Board that no officer or director shall solicit contributions for charities from other officers or directors or directly from SPX if the director or officer soliciting the contributions personally controls the charity. In addition, no officer or director shall solicit contributions from other officers or directors for charities controlled by SPX.

From time to time, SPX may make contributions to charitable organizations for which a member of our Board or one of our executive officers serves as a director or officer. In the past three fiscal years, however, the amount of any of these contributions in any single fiscal year has not exceeded the greater of (a) $1 million or (b) 2% of the charitable organization's consolidated gross revenues.

RISK OVERSIGHT

The Board exercises risk oversight at SPX. Committees of the Board take the lead in discrete areas of risk oversight when appropriate. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements, the Compensation Committee is primarily responsible for risk oversight relating to executive compensation, and the Nominating and Governance Committee is primarily responsible for risk oversight relating to corporate governance. Committees report to the Board on risk management matters.

Management presents to the Audit Committee its view of the top risks facing SPX in a dedicated "enterprise risk management" presentation at least once a year. Matters such as risk tolerance and management of risk are also discussed at this meeting. Further, management periodically reviews with the Audit Committee the Company's major risk exposures, identified through the enterprise risk management process, as well as the steps management has taken to monitor and control such exposures.

In addition, risk is explicitly addressed in a wide range of Board discussions, including those relating to segment or business unit activities; specific corporate functions (such as treasury, intellectual property, tax, capital allocation, legal, etc.); cybersecurity; and consideration of extraordinary transactions. As part of these discussions, our directors ask questions, offer insights, and challenge management to continually improve its risk assessment and management. The Board has full access to management, as well as the ability to engage advisors in order to assist in its risk oversight role.

We conduct an annual in-depth review of the risks associated with our incentive-based agreements and practices. In 2016, we again determined that the risks were appropriate.

See "Risk Analysis," on page 30, for further discussion.

COMMUNICATIONS WITH DIRECTORS

Interested parties may communicate with any of our non-employee directors by writing to the director in care of our Corporate Secretary at our address shown on the cover of this Proxy Statement. In accordance with the policy adopted by our non-employee directors, our Corporate Secretary will promptly relay to the addressee all communications that he determines require prompt attention by a non-employee director and will regularly provide the non-employee directors with a summary of all substantive communications.

BOARD QUALIFICATIONS AND DIVERSITY

The Nominating and Governance Committee selects individuals as director nominees based on their business and professional accomplishments; integrity; demonstrated ability to make independent analytical inquiries; ability to understand our business; absence of conflicts of interest; and willingness to devote the necessary time to Board duties. Neither the Board nor the Nominating and Governance Committee has set minimum requirements with respect to age, education, or years of business experience or has set specific required skill sets for directors, but each does require each director to have a proven record of success and leadership. The Nominating and Governance Committee seeks to structure the Board such that it consists of a diverse group of individuals, each with a unique combination of skills, experience, and background. The Nominating and Governance Committee has no set diversity policy or targets, but places what it believes to be appropriate emphasis on certain skills, experience, and background that it determines adds or would add value to our Board. Knowledge of our industry and strategic perspective, as well as financial expertise and experience on other boards, are examples of attributes that our Board and the Nominating and Governance Committee consider to be key. The Nominating and Governance Committee also considers effective interaction among Board members and between the Board and management to be crucial factors in considering individuals for nomination.

We believe that each director should bring a wealth of experience and talent, and a diverse perspective that, individually and in the aggregate, adds value to our Company. As our Corporate Governance Guidelines state, our Nominating and Governance Committee, and ultimately our Board, selects individuals as director nominees based on the totality of their business and professional accomplishments; integrity; demonstrated ability to make independent analytical inquiries; ability to understand our business; absence of conflicts of interest; and willingness to devote the necessary time to Board duties. For a better understanding of the qualifications of each of our directors, we encourage you to read their biographies, beginning on page 10, as well as other publicly available documents discussing their careers and experiences.

DIRECTOR NOMINEES

The Nominating and Governance Committee is responsible for proposing director nominees and will consider director nominee recommendations offered by stockholders in accordance with our by-laws.

At such times as the Board and the Nominating and Governance Committee determine there is a need to add or replace a director, the Nominating and Governance Committee identifies director candidates through references from its members, other directors, management, or outside search firms, if appropriate.

In considering individuals for nomination, the Nominating and Governance Committee consults with our Chairman and our President and CEO. A director's qualifications in meeting the criteria discussed above under "Board Qualifications and Diversity" are considered at least each time the director is re-nominated for Board membership. The Nominating and

Governance Committee applies the same process and standards to the evaluation of each potential director nominee, regardless of whether he or she is recommended by one or more stockholders or is identified by some other method.

Once the Nominating and Governance Committee identifies a director candidate, directors and members of management interview the candidate. Following that process, the Nominating and Governance Committee and the Board determine whether to nominate the candidate for election at an annual meeting of stockholders or, if applicable, to appoint the candidate as a director. Any such nomination or appointment is subject to acceptance by the candidate. Our by-laws require that any director appointed to the Board other than at an annual meeting of stockholders be submitted for election by our stockholders at the next annual meeting.

If you wish to recommend a nominee for director for the 2018 Annual Meeting, our Corporate Secretary must receive your written nomination on or before January 8, 2018. You should submit your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement. As detailed in our by-laws, for a nomination to be properly brought before an annual meeting, your notice of nomination must include the following: (1) your name and address, as well as the name and address of any beneficial owner of SPX stock owned beneficially and of record by you and any beneficial owner as of the date of the notice, and the name and address of the nominee; (2) the class and number of the shares (which information must be supplemented as of the record date); (3) a description of certain agreements, arrangements, or understandings entered into by you or any beneficial owner with respect to the shares (which information must be supplemented as of the record date); (4) a statement that you are a record holder of SPX shares entitled to vote at the meeting and that you plan to appear in person or by proxy at the meeting to make the nomination; (5) a description of all arrangements or understandings between you and any other persons pursuant to which you are making the nomination; (6) any other information regarding you, any beneficial owner, or the nominee that the rules of the SEC require to be included in a proxy statement; (7) the nominee's agreement to serve as a director if elected; and (8) a statement as to whether each nominee, if elected, intends to tender, promptly following his or her election or re-election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

DIRECTOR ELECTION

In uncontested elections, we elect directors by majority vote. Under this majority vote standard, each director must be elected by a majority of the votes cast with respect to that director, meaning that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election, directors are elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected. Whether or not an election is contested is determined ten days in advance of the date we file our definitive proxy statement with the SEC. This year's election is uncontested. Accordingly, the majority vote standard will apply.

If a nominee already serving as a director is not elected at an annual meeting, the law of the State of Delaware (SPX's state of organization) provides that the director will continue to serve on the Board as a "holdover director" until his or her successor is elected. Our Nominating and Governance Committee, however, has established procedures requiring directors to tender to the Board advance resignations. As set forth in our Corporate Governance Guidelines, the Board will nominate for election or re-election as a director only those candidates who agree to tender, promptly following each annual meeting of stockholders at which they are elected or re-elected as a director, irrevocable resignations that will be effective only if (1) the director fails to receive a sufficient number of votes for re-election at the next annual meeting of stockholders at which he or she faces re-election, and (2) the Board accepts the resignation. In addition, the Board will only fill director vacancies and new directorships with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this provision.

In the event a resignation is triggered as a result of a director not receiving a majority vote, the Nominating and Governance Committee will consider the resignation and make a recommendation to the Board on whether to accept or reject it, or whether other action should be taken. The Board will consider the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale behind it in a Current Report on Form 8-K filed with the SEC within 90 days from the date of certification of the election results. At the 2016 Annual Meeting, each director standing for election received a majority of the votes cast for his or her election or re-election.

ATTENDANCE AT ANNUAL MEETING

It is our policy to invite all members of our Board to attend our Annual Meeting. While their attendance is not required, each of our directors serving at the time of our last Annual Meeting attended that meeting. We anticipate all our directors will attend the 2017 Annual Meeting.

INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has retained Pearl Meyer as its sole independent compensation consultant. Pearl Meyer does not provide any services to our Company other than advice to and services for the Compensation Committee relating to compensation of all executives and the Nominating and Governance Committee relating to compensation of our non-employee directors. The independent compensation consultant may provide other consulting services to SPX, with approval from the Compensation Committee or the Nominating and Governance Committee. The Compensation Committee reviews services provided by its independent compensation consultant on at least an annual basis.

The independent compensation consultant:

- Assesses data relating to executive pay levels and structure;

- Works with management on recommendations on compensation amounts and structure for all executive officers and directors other than the President and CEO;

- Presents to the Compensation Committee recommendations on compensation amounts and structure for the President and CEO;

- Presents to the Nominating and Governance Committee recommendations on compensation amounts and structure for the non-employee directors;

- Reviews and comments on management's recommendations relating to executive officer compensation;

- Recommends the list of peer companies against which we benchmark our executive officer and director compensation for approval by the Compensation Committee;

- Reviews compensation-related proxy statement disclosures; and

- Advises the relevant committee on regulatory, best practice, and other developments in the area of executive and director compensation.

The Compensation Committee has directed the independent compensation consultant to collaborate with management, including our human resources function, to obtain data, clarify information, and review preliminary recommendations prior to the time they are shared with the relevant committee.

The Compensation Committee has considered the independence of Pearl Meyer in light of SEC rules, NYSE listing standards, and the requirements of the Compensation Committee charter. The Compensation Committee requested and received a letter from Pearl Meyer addressing the independence of Pearl Meyer and the Pearl Meyer senior advisor involved in the engagement, including the following factors: (1) other services provided to us; (2) fees paid by us as a percentage of Pearl Meyer's total revenue; (3) policies or procedures maintained by Pearl Meyer that are designed to prevent a conflict of interest; (4) any business or personal relationships between the Pearl Meyer senior advisor and any member of the Compensation Committee; (5) any SPX stock owned by the Pearl Meyer senior advisor; and (6) any business or personal relationships between our executive officers and the Pearl Meyer senior advisor. The Compensation Committee discussed these considerations and concluded that the work performed by Pearl Meyer and Pearl Meyer's senior advisor involved in the engagement did not raise any conflict of interest and that Pearl Meyer provides objective and competent advice. The following protocols are designed to help ensure objectivity:

- The consultant reports directly to the Compensation Committee or, in the case of matters relating to non-employee director compensation, to the Nominating and Governance Committee;

- Only the Compensation Committee and the Nominating and Governance Committee have the authority to retain or terminate the consultant with respect to services provided to the relevant committee; and

- The consultant meets as needed with committee members, without the presence of management.

RELATED-PARTY TRANSACTIONS

Pursuant to its charter and a written related-party policy, the Audit Committee is charged with reviewing and approving any related-party transactions. A related-party transaction is a transaction involving SPX and any of the following persons: a director, director nominee, or executive officer of SPX; a holder of more than 5% of SPX common stock; or an immediate family member or person sharing the household of any of these persons. When considering a transaction, the Audit Committee is required to review all relevant factors, including whether the transaction is in the best interest of our Company; our Company's rationale for entering into the transaction; alternatives to the transaction; whether the transaction is on terms at least as fair to our Company as would be the case were the transaction entered into with a third party; potential for an actual or apparent conflict of interest; and the extent of the related party's interest in the transaction. Our legal staff is primarily responsible for the development and implementation of procedures and controls to obtain information from our directors and officers relating to related-party transactions and then for determining, based on the facts and circumstances, whether we or a related party has a direct or indirect material interest in the transaction.

In the course of the Board's determination regarding the independence of each of the non-employee directors, the Nominating and Governance Committee and Audit Committee considered any relevant transactions, relationships, or arrangements. No member of our Board or management was aware of any transactions that would require disclosure.

BOARD LEADERSHIP STRUCTURE

Our governance documents provide the Board with flexibility to select the leadership structure that is most appropriate for the Company and its stockholders in consideration of then-current circumstances. The Board regularly evaluates the Company's leadership structure and has concluded that the Company and its stockholders are best served by not having a formal policy regarding whether the same individual should serve as both Chairman of the Board and CEO. This approach allows the Board to elect the most qualified director as Chairman of the Board while also maintaining the ability to separate the Chairman of the Board and CEO roles when necessary or appropriate. For example, as of September 26, 2015, we separated the positions of Chairman of the Board and CEO in light of the fact that our then-elected CEO was both new to the role and had not previously served on a public company board of directors.

Currently, Eugene J. Lowe, III, serves as our President and CEO, a position he has held since September 26, 2015. In this role, Mr. Lowe is responsible for managing the day-to-day operations of the Company and for planning, formulating, and coordinating the development and execution of our corporate strategy, policies, goals, and objectives. Mr. Lowe is accountable for Company performance and reports directly to the Board.

Effective September 26, 2015, Patrick J. O'Leary was appointed to serve as our non-employee Chairman of the Board. In this role, Mr. O'Leary's responsibilities include the following:

- Serving as a resource to the President and CEO in connection with strategic planning and other matters of strategic importance to the Company;

- Receiving reports from the President and CEO, organizing and facilitating the President and CEO evaluation process, and providing ongoing, constructive feedback to the President and CEO;

- Consulting with the President and CEO regarding the Company's relations and communications with stockholders of the Company, analysts, and the investor community;

- Chairing meetings of the Board;

- Setting the schedule and agenda for Board meetings in consultation with the President and CEO;

- Determining the information that is sent to the Board in consultation with the President and CEO;

- Presiding over the executive sessions and other meetings of the non-employee directors; and

- Communicating the results of meetings of the non-employee directors to the President and CEO and other members of management, as appropriate.

In the event the Board determines that the same individual should again serve as both Chairman of the Board and CEO, the Board will establish an independent Lead Director position. In such case, the Lead Director would be elected by and from the independent directors and would have clearly delineated duties. These duties, as set forth in our Corporate Governance Guidelines, would include acting as principal liaison between the independent directors and the Chairman and CEO, chairing meetings of independent directors, developing the Board's agendas in collaboration with the Chairman and CEO, and reviewing and advising on the quality of the information provided to the Board.

The small size of our Board and the relationship between management and non-employee directors put each director in a position to influence agendas, the flow of information, and other matters. Our non-employee directors meet regularly in private session, without management, as part of our Board meetings and can also call additional meetings of the non-employee directors at their discretion.

The Board believes that its current leadership structure provides an appropriate balance among strategy development, operational execution, and independent oversight, and this structure is therefore in the best interests of the Company and its stockholders.

BOARD COMMITTEES

The Board met six times in 2016. The Board currently has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each director attended at least 75% of the meetings of the Board and of the committees on which he or she served in 2016. Each committee has adopted a charter that specifies the composition and responsibilities of the committee. Each committee charter is posted on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

The table below provides membership and 2016 meeting information for each of the Board committees.

Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee
Ricky D. Puckett	Chair	X	X
David A. Roberts	X	Chair	X
Ruth G. Shaw	X	X	Chair
Tana L. Utley	X		
Number of Meetings	7	6	4

AUDIT COMMITTEE

Membership

The Board has determined that each member of the Audit Committee is independent in accordance with our Audit Committee charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Audit Committee has a working familiarity with basic finance and accounting practices, including the ability to read and understand financial statements. Finally, the Board has determined that Mr. Puckett is an "audit committee financial expert" under the rules of the SEC and has accounting and/or related financial management expertise, as required by the listing standards of the NYSE.

Function

The Audit Committee is responsible for ensuring the integrity of the financial information reported by our Company. The Audit Committee appoints the independent registered public accounting firm, approves the scope of audits performed by it and by the internal audit staff, and reviews the results of those audits. The Audit Committee also meets with management, the Company's independent registered public accounting firm, and the internal audit staff to review audit and non-audit results, as well as financial, cybersecurity, accounting, compliance, and internal control matters.

Additional information on the Audit Committee and its activities is set forth in the "Audit Committee Report" on page 44.

COMPENSATION COMMITTEE

Membership

The Board has determined that each member of the Compensation Committee is independent in accordance with our Compensation Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Compensation Committee meets the "outside director" and "non-employee director" requirements as defined, respectively, under Section 162(m) of the Internal Revenue Code and Section 16 under the Securities Exchange Act of 1934, as amended.

Function

The Compensation Committee sets the compensation for our executive officers, including agreements with our executive officers, equity grants, and other awards, and makes recommendations to the Board on these same matters for our CEO. The Compensation Committee receives input regarding compensation for our executive officers, including proposed compensation, from its independent compensation consultant, as well as from our CEO for his direct reports. The Compensation Committee has delegated to our CEO the authority to issue one-time grants of up to $50,000 per individual and $250,000 in the aggregate annually to non-officer employees.

The Compensation Committee has the authority under its charter to retain, terminate, and set fees and retention terms for such independent compensation consultant or other outside advisors as it deems necessary or appropriate in its sole discretion. The Compensation Committee reviews outside advisors and consultants on at least an annual basis to determine objectivity and review performance, including a review of the total fees paid to such advisors or consultants. The Compensation Committee has retained Pearl Meyer as its independent compensation consultant.

Additional information on the Compensation Committee, its activities, and its relationship with its independent compensation consultant, and on management's role in setting compensation, is set forth in "Compensation Discussion and Analysis," beginning on page 18, and "Corporate Governance—Independent Compensation Consultant," beginning on page 4.

NOMINATING AND GOVERNANCE COMMITTEE

Membership

The Board has determined that each member of the Nominating and Governance Committee is independent in accordance with our Nominating and Governance Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as with the rules of the SEC and the listing standards of the NYSE.

Function

The Nominating and Governance Committee assists the Board in identifying qualified individuals to become Board members and recommending director nominees to the Board; develops and recommends to the Board our Corporate Governance Guidelines; leads the Board in its annual review of the Board's performance; and makes recommendations to the Board regarding the compensation of non-employee directors and the assignment of individual directors to various committees. The Nominating and Governance Committee also approves equity awards for non-employee directors, subject to Board approval.

DIRECTOR COMPENSATION

Annual Compensation

Our director compensation program includes the following compensation opportunities for our non-employee directors:

Annual Retainer of Cash	$ 75,000
Annual Equity Grant of Time-Vested Restricted Stock	$130,000
Additional Fees:	
Chairman of the Board	$125,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 10,000

We pay the annual retainer and any applicable additional fees to our non-employee directors in equal quarterly installments, paid in arrears. The cash portion of compensation for a director who has a partial quarter of service (due to joining or leaving the Board, or beginning or ending service as Chairman or a Committee Chair, during the quarter) is pro-rated. We do not pay meeting fees or additional compensation to directors for special meetings.

The annual equity grant is provided by grants of restricted stock under the SPX Corporation 2006 Non-Employee Directors' Stock Incentive Plan (the "2006 Directors' Plan") and the SPX Corporation 2002 Stock Compensation Plan (the "2002 Stock Plan"). We award restricted shares to our non-employee directors based on the grant date value of the award (calculated by dividing the $130,000 annual equity retainer by the closing price of the Company's stock on the date of grant). The restricted stock award is granted on the date of our Annual Meeting, which restricted shares vest the day before the following annual meeting. Vesting is subject to the director's continued service on our Board through such vesting date. The annual equity grant for a director who has a partial year of service (due to joining the Board during the year) is pro-rated.

We do not currently pay dividends.

Directors who are SPX employees receive no compensation for their service as directors.

The Nominating and Governance Committee reviews non-employee director compensation from time to time and makes recommendations to the Board. The Nominating and Governance Committee compares our non-employee director compensation to our peer companies and consults with our independent compensation consultant when reviewing compensation type and structure.

2016 COMPENSATION

As of the Spin-Off, our non-employee directors each received payments for the annual retainer and any applicable additional fees, with annualized values as listed above, pro-rated for his or her period of service beginning as of the Spin-Off, which was the date they each became a non-employee director of the Company, through the 2016 Annual Meeting. After the 2016 portions of the pro-rated annual retainer from the Spin-Off to the 2016 Annual Meeting and any applicable additional fees (described above) were paid to our non-employee directors, the third and fourth quarters of the 2016 payments were made in equal installments as described above. In addition, each received restricted stock of the Company in the amount of $130,000 (as described above) granted as of the 2016 Annual Meeting, which vests the day before the 2017 Annual Meeting, subject to the director's continued service on our Board through such vesting date.

Mr. Lowe, our President and Chief Executive Officer, received no compensation for his service as a director.

CHANGES FOR 2017

Effective for 2017, the annual equity grant will be provided by grants of restricted stock units, which shall be subject to the same vesting schedule described above. Additionally, our non-employee directors will be given the option to defer settlement of such restricted stock unit grants that vest until six months after separating from service on our Board.

OTHER BENEFITS

Matching Gifts Program

The SPX Foundation will make matching donations for qualified charitable contributions for any director up to a total of $10,000 per year.

Travel Reimbursements

We reimburse non-employee directors for the reasonable expenses of attending Board and committee meetings and for expenses associated with director training and development. From time to time, a director's spouse may accompany the director to certain business functions, and tax laws may require the incremental costs associated with the spouse's attendance to be imputed as income to the director. On occasion, a director's spouse may accompany a director when he or she travels on our corporate aircraft for Board-related business; in such instances, the value of the spouse's travel is imputed as income to the director (determined under the U.S. Department of Transportation's standard industry fare level ("SIFL")).

STOCK OWNERSHIP GUIDELINES

Our Stock Ownership Guidelines are designed to help ensure that our directors are engaged and have interests closely aligned with those of our long-term stockholders. We request that all non-employee directors achieve holdings in Company stock of three times the annual cash retainer within five years of his or her date of appointment as a director. All of our directors were in compliance with these requirements as of March 13, 2017. For additional information on our Stock Ownership Guidelines, see "Stock Ownership Guidelines," beginning on page 15.

Director Compensation Table

The following table summarizes the compensation of our directors who served during 2016. Mr. Lowe, our President and CEO, receives no compensation in connection with his service as a director and, accordingly, he is omitted from this table.

Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Christopher J. Kearney	$ 61,562	$ —	$ —	$ 61,562
Patrick J. O'Leary	$164,166[a]	$130,000	$ —	$294,166
Ricky D. Puckett	$ 77,979[b]	$130,000	$ 7,500	$215,479
David A. Roberts	$ 73,875[c]	$130,000	$ —	$203,875
Ruth G. Shaw	$ 69,770[d]	$130,000	$ —	$199,770
Tana L. Utley	$ 61,562	$130,000	$ —	$191,562

(1) Represents annual retainer of $75,000, a portion of which is the 2016 portion of the pro-rated fee for service beginning as of the Spin-Off in 2015 and running until the 2016 Annual Meeting. In addition:

    a. Mr. O'Leary's fees include $102,604, representing the 2016 portion of the pro-rated additional fee for serving as Chairman of the Board after the Spin-Off.

    b. Mr. Puckett's fees include $16,417, representing the 2016 portion of the pro-rated additional fee for serving as Audit Committee Chair after the Spin-Off.

    c. Mr. Roberts's fees include $12,312, representing the 2016 portion of the pro-rated additional fee for serving as Compensation Committee Chair after the Spin-Off.

    d. Dr. Shaw's fees include $8,208, representing the 2016 portion of the pro-rated additional fee for serving as Nominating and Governance Committee Chair after the Spin-Off.

(2) Stock awards are time-vested awards that vest the day before the next annual meeting following the grant date. The amounts in the table represent the grant date fair value, based on the closing price of our stock on the grant date. Mr. Kearney resigned from service on our Board effective December 31, 2016; therefore, Mr. Kearney's award was forfeited as he resigned prior to the vesting date.

(3) Represents matching donations for qualified charitable contributions for Mr. Puckett.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board currently consists of six directors and one vacancy. The directors are divided into three classes. There are currently three directors in the first class, two directors in the second class, and one director and one vacancy in the third class.

At this Annual Meeting, you will be asked to elect two directors to the second class, Mr. Puckett and Ms. Utley. Mr. Lowe, Mr. O'Leary, and Mr. Roberts were elected to the first class and Dr. Shaw was elected to the third class by our stockholders at our 2016 Annual Meeting of Stockholders, and they will continue to serve on the Board as described below.

Each of the director nominees is a current SPX director and, if elected, will serve for the terms as described below until a qualified successor director has been elected or until he or she resigns, retires, or is removed by the stockholders for cause.

Each director nominee has agreed to tender, promptly following his or her election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines.

Your shares will be voted as you specify on the proxy card that accompanies this Proxy Statement. If you do not specify how you want your shares voted, then we will vote them FOR the election of each of Mr. Puckett and Ms. Utley. If unforeseen circumstances (such as death or disability) make it necessary for the Board to substitute another person for any of the nominees, then your shares will be voted FOR that other person. The Board does not anticipate that any of the nominees will be unable to serve.

Nominees for Election to Serve Until 2020 Annual Meeting



Rick Puckett

Retired Executive Vice President, CFO, Treasurer, and Chief Administrative Officer of Snyder's-Lance, Inc.
Age: 63
Director since: 2015
Committees:
  • Audit (Chair)
  • Compensation
  • Nom. & Gov.

PROFESSIONAL HIGHLIGHTS

Ricky D. Puckett, 63, retired in December 2016 from Snyder's-Lance, Inc., a snack foods manufacturer, where he had served as Executive Vice President, Chief Financial Officer and Treasurer since December 2010, adding the role of Chief Administrative Officer, with responsibility for Human Resources and Legal, in 2014. Mr. Puckett served as Executive Vice President, Chief Financial Officer and Treasurer of Lance, Inc., from 2006 until its merger with Snyder's-Lance, Inc. in 2010. Prior to joining Lance, Inc., Mr. Puckett served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to 2006; and as Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc., from 2003 to 2005. Mr. Puckett is a director of, and serves as audit committee chair for, Whitehorse Finance, Inc. He has served on the board of the North Carolina Blumenthal Performing Arts Center and the Wake Forest Graduate School in Charlotte. He is a certified public accountant and received his bachelor's degree in Accounting and his MBA from the University of Kentucky.

SKILLS AND QUALIFICATIONS

Mr. Puckett brings extensive accounting and financial experience, including financial strategy and governance to our Board. In addition, he offers a deep understanding of mergers and acquisitions; strategic planning and analysis; commodity risk management; strategic information technology; organizational development; human relations management; and investor relations.



Tana Utley

Vice President of Large
Power Systems Division at
Caterpillar Inc.

Age: 53
Director since: 2015
Committees:
  • Audit

PROFESSIONAL HIGHLIGHTS

Tana L. Utley, 53, has served as Vice President of the Large Power Systems Division at Caterpillar Inc., a manufacturer of construction and mining equipment, engines, turbines, and locomotives, since 2013. She joined the company in 1986 and has held a number of roles, including a variety of engineering and general management positions. Ms. Utley has served in key engineering and leadership roles in the development of near-zero-emissions engines, and she has held general management positions in Caterpillar's components and engines businesses. She earned her bachelor's degree in Mechanical Engineering from Bradley University and her M.S. in Management from the Massachusetts Institute of Technology.

SKILLS AND QUALIFICATIONS

Ms. Utley brings a wealth of knowledge in engineering, operations, and implementation of new programs to our Board. Ms. Utley also brings a depth of understanding of how to minimize the environmental impact of manufacturing companies.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS
A VOTE "**FOR**" EACH OF THE
DIRECTOR NOMINEES.

Director Continuing to Serve Until 2018 Annual Meeting



Ruth Shaw

Retired Group Executive
for Public Policy and
President of
Duke Nuclear

Age: 69
Director since: 2015
Committees:
  • Nom. & Gov. (Chair)
  • Audit
  • Compensation

PROFESSIONAL HIGHLIGHTS

Ruth G. Shaw, 69, retired in 2007 from Duke Energy Corporation, an electricity and natural gas provider, but remained an Executive Advisor to the company until 2009. At Duke, she served as Group Executive for Public Policy and President, Duke Nuclear, from 2006 to 2007; President and Chief Executive Officer, Duke Power Company, from 2003 to 2006; Executive Vice President and Chief Administrative Officer from 1997 to 2003; and in various other roles from 1992 to 1997. She was also President of The Duke Energy Foundation from 1994 to 2003. Dr. Shaw is currently a director of The Dow Chemical Company and DTE Energy, and she serves on the board of trustees of the UNC Charlotte Foundation. She is also the founding board chair and a board member of The Carolinas Thread Trail and a former member of the executive committees of the Nuclear Energy Institute and the Institute of Nuclear Power Operations. She earned her bachelor's degree and M.A. from East Carolina University and her Ph.D. from the University of Texas at Austin.

SKILLS AND QUALIFICATIONS

Dr. Shaw contributes a deep understanding of corporate governance; human resources management; executive compensation; information technology; communications and public relations; environment, health and safety management; procurement; and diversity to our Board.

Directors Continuing to Serve Until 2019 Annual Meeting



Gene Lowe

President and CEO of
SPX Corporation
Age: 49
Director since: 2015
Committees:
- None

PROFESSIONAL HIGHLIGHTS

Eugene J. Lowe, III, 49, has served as President and Chief Executive Officer of SPX Corporation since September 2015. He was appointed an officer of SPX in 2014 and previously served as Segment President, Thermal Equipment and Services, from 2013 to 2015; President, Global Evaporative Cooling, from 2010 to 2013; and Vice President of Global Business Development and Marketing, Thermal Equipment and Services, from 2008 to 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting. He earned his bachelor's degree in Management Science from Virginia Polytechnic Institute and State University and his MBA from Dartmouth's Tuck School of Business.

SKILLS AND QUALIFICATIONS

Mr. Lowe brings valuable operations, strategic planning, and business development experience to our Board. As the only member of SPX management to serve on the Board, Mr. Lowe also contributes a level of understanding of our Company not easily attained by an outside director.



Patrick O'Leary

Retired Executive
Vice President, Finance,
Treasurer, and CFO of
SPX Corporation
Age: 59
Director since: 2015
Committees:
- None

PROFESSIONAL HIGHLIGHTS

Patrick J. O'Leary, 59, retired in August 2012 from SPX Corporation, having served as Vice President, Finance, Treasurer and Chief Financial Officer from 1996, and later adding the title of Executive Vice President in 2004. During his more than 15 years with SPX, he was a principal architect of the Company's transformation until his retirement. Prior to joining SPX, Mr. O'Leary served as Chief Financial Officer and a director of Carlisle Plastics, Inc., from 1994 to 1996. He began his career with Deloitte & Touche, where he held various roles of increasing responsibility from 1978 to 1994, including Partner in the firm's Boston office from 1988 to 1994. Mr. O'Leary currently serves as a director of PulteGroup, Inc., and Halyard Health Inc. He earned his bachelor's degree in Accountancy and Law from the University of Southampton, England.

SKILLS AND QUALIFICATIONS

Mr. O'Leary contributes a deep understanding of SPX history and businesses to our Board. In addition, he brings broad financial strategy and governance experience, including strong financial acumen. Mr. O'Leary also contributes leadership skills developed through his experience serving on various public company boards.



Dave Roberts

Chairman of the Board and Retired Executive Chairman, President, and CEO of Carlisle Companies, Inc.

Age: 69

Director since: 2015

Committees:
- Compensation (Chair)
- Audit
- Nom. & Gov.

PROFESSIONAL HIGHLIGHTS

David A. Roberts, 69, has served as Chairman of the Board of Carlisle Companies, Inc., a diversified manufacturing company, since 2017. He previously served as Carlisle's Executive Chairman of the Board, in 2016; its Chairman and Chief Executive Officer, from 2014 to 2015; and its Chairman, President and Chief Executive Officer, from 2007 to 2014. Prior to joining Carlisle, Mr. Roberts served as Chairman, President and Chief Executive Officer of Graco, Inc., a fluid handling system provider, from 2001 to 2007. Prior to that, Mr. Roberts served as a Group Vice President of The Marmon Group, LLC, a diversified industrial holding company, from 1995 to 2001. He began his career serving in a variety of manufacturing, engineering, and general management positions with The Budd Company, Pitney Bowes, and FMC Corporation. Mr. Roberts is currently Lead Director of Franklin Electric Co., Inc. He earned his bachelor's degree from Purdue University and his MBA from Indiana University.

SKILLS AND QUALIFICATIONS

Mr. Roberts brings extensive experience in senior management of multinational companies, including expertise in the industrial and manufacturing sectors, to our Board. Mr. Roberts also contributes strong financial acumen and experience from his service on various public company boards.

Director and Nominee Skills and Experience

Under the leadership of our Nominating and Governance Committee, in 2016 our Board developed a director skills matrix that identifies expertise and experience that the Board believes contribute to an effective and well-functioning board and that the Board as a whole should possess.

The Nominating and Governance Committee and the Board use this matrix to identify areas for director training and as a tool to maintain a balanced and well-rounded board. In addition, the Nominating and Governance Committee considers these and other criteria when evaluating potential candidates for the Board. Together, this variety of skill sets, experiences, and personal backgrounds allows our directors to provide the diversity of thought that is critical to the Board's decision-making and oversight process. For a better understanding of our Board qualifications and diversity, we encourage you to read "Board Qualifications and Diversity" on page 2.

		Lowe	O'Leary	Puckett	Roberts	Shaw	Utley
ENTERPRISE PRIORITIES	**Employee Engagement, Safety, and Talent** *Examples include culture, safety results, and workforce planning*	◔	◐	◐	●	◐	●
	Strategic Portfolio Management *Examples include experience with acquisitions, divestitures, integration, and strategic planning*	●	●	●	●	◐	◐
	Operations and Continuous Improvement *Examples include experience in operations, project management, and supply chain management*	◐	●	◐	●	◐	◐
	Innovation and Technology Development *Examples include research and development, new product introductions, and business transformation*	●	◐	◔	●	◐	●
	Growth and Value Creation *Examples include sales, distribution, and channel management*	●	◐	◐	●	◐	◐
	Financial Planning and Review *Examples include financial and accounting experience*	◐	●	●	●	◐	◐
OTHER KEY EXPERIENCE	**CEO Experience**	◐	◔	◐	●	●	◔
	Corporate Governance	◔	●	●	●	●	◔
	Executive Compensation	◔	●	●	●	●	◔
	Risk Management	◐	●	●	●	◐	◐
	Ethics and Compliance	◐	●	●	●	◐	●
	Technology and Cybersecurity	◐	◐	◐	◐	◐	◐
	Industry Expertise (multi-industrial manufacturing)	◐	●	◔	●	◔	◐
	Large Project Management	◐	◐	◐	●	◐	●

RATING SCALE
● Technical Expertise (e.g., direct hands-on experience and subject-matter expert during his/her career)
◐ Managerial knowledge (e.g., experience derived through general managerial experience)
◔ Working knowledge (e.g., exposure as a Board committee member at SPX or another company)
○ No knowledge (e.g., exposure comes from Board committee report-outs only)

OWNERSHIP OF COMMON STOCK

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines to emphasize the importance of substantive, long-term share ownership by our directors and officers to align their financial interests with those of our stockholders.

The guidelines are:

Position	Target Value
Non-employee Directors	3x annual retainer
Chief Executive Officer	5x annual salary
Chief Operating Officer*	4x annual salary
Other Executive Officers	3x annual salary
Other Designated Executives	1x annual salary

* SPX does not currently have the COO position.

Shares held in family trusts and shares held in retirement plan accounts are deemed to be owned shares for purposes of these guidelines. Unexercised stock options and unvested performance-based equity awards are excluded. We ask non-employee directors and executives to attain the desired level of stock ownership within five years of appointment to a director or officer position.

Once a non-employee director or executive attains the desired level of share ownership, he or she will continue to be in compliance with these guidelines even if he or she later falls below the guideline, as long as he or she retains at least 50% of the net shares acquired upon exercise of stock options and at least 50% of the net shares acquired pursuant to vested restricted equity awards and vested restricted stock unit grants until he or she again meets or exceeds the guidelines. "Net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, the stock option exercise price.

Each non-employee director and named executive officer was in compliance with these requirements as of March 13, 2017.

Ownership of Common Stock

DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information about how much of our common stock (our only outstanding class of equity securities) is beneficially owned by:

- Each director and nominee for director;

- Each executive officer in the Summary Compensation Table on page 32; and

- All directors and officers as a group.

Unless otherwise noted, amounts and percentages are as of March 13, 2017.

	Number of Shares of Common Stock Beneficially Owned[1]	Right to Acquire Beneficial Ownership Under Options Exercisable/ Stock Units Distributable Within 60 Days	Percent of Class
DIRECTORS AND DIRECTOR NOMINEES WHO ARE NOT NAMED EXECUTIVE OFFICERS			
Patrick J. O'Leary	15,382	—	*
Ricky D. Puckett	15,382	—	*
David A. Roberts	15,382	—	*
Ruth G. Shaw	15,382	—	*
Tana L. Utley	15,382	—	*
NAMED EXECUTIVE OFFICERS			
Eugene J. Lowe, III	49,830	92,820	*
Scott W. Sproule	37,157	15,576	*
J Randall Data	8,400	12,461	*
John W. Nurkin	25,161	10,342	*
John W. Swann, III	21,840	10,592	*
All directors and executive officers as a group (12 persons)	237,728	157,366	*

* Less than 1.0%

(1) Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or officer can vote or transfer and stock options that are exercisable. The number of our shares beneficially owned by each of the named executive officers and by all directors and officers as a group includes shares represented as held under the individual's account under SPX Corporation Retirement Savings and Stock Ownership Plan. The stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

PRINCIPAL STOCKHOLDERS

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of the issued and outstanding shares of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	5,170,944[2]	12.09%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	3,348,529[3]	7.83%
Alpine Investment Management, LLC 8000 Maryland Avenue, Suite 700 St. Louis, MO 63105	2,585,658[4]	6.04%

(1) Ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own, as of March 13, 2017, the number of shares reflected in the table.

(2) Based on information provided in a Schedule 13G/A filed with the SEC on January 17, 2017, by BlackRock, Inc., and certain affiliated entities ("BlackRock"). BlackRock reports having sole voting power with respect to 5,046,716 of the shares and sole dispositive power with respect to all the shares.

(3) Based on information provided in a Schedule 13G/A filed with the SEC on February 10, 2017, by The Vanguard Group and certain affiliated entities ("Vanguard"). Vanguard reports having sole voting power with respect to 49,646 of the shares; shared voting power with respect to 4,932 of the shares; sole dispositive power with respect to 3,296,077 of the shares; and shared dispositive power with respect to 52,452 of the shares.

(4) Based on information provided in a Schedule 13G/A filed with the SEC on February 14, 2017, by Alpine Investment Management, LLC ("Alpine"); Alpine Partners Management, LLC ("APM"); MQR, L.P. ("MQR"); ACR Multi-Strategy Quality Return (MQR) Fund ("ACR-MQR"); and Nicholas V. Tompras (collectively, the "Alpine Entities"). The Alpine Entities report having sole voting and sole dispositive power with respect to none of the shares and shared voting and shared dispositive power as follows:
(i) MQR, Alpine, APM, and Mr. Tompras with respect to the 36,100 shares owned directly by MQR;
(ii) ACR-MQR, Alpine, and Mr. Tompras with respect to the 64,798 shares owned directly by ACR-MQR; and
(iii) Alpine and Mr. Tompras with respect to the 2,484,760 shares owned directly by accounts separately managed by Alpine.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers, and beneficial owners of more than 10% of our outstanding common stock to file with the SEC reports of ownership and changes in ownership. SEC regulations require that directors, officers, and beneficial owners of more than 10% of our outstanding common stock furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3 and 4 (including amendments to such forms) furnished to us during 2016 and Forms 5 furnished with respect to 2016, no director, officer, or beneficial owner of more than 10% of our outstanding common stock failed to file on a timely basis during 2016 any reports required by Section 16(a), except Mr. Michael A. Reilly—Corporate Controller and Chief Accounting Officer, inadvertently reported a grant of stock options under the 2002 Stock Plan as restricted stock in October 2015 and corrected the error in August 2016.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

INTRODUCTION

As you read our Compensation Discussion and Analysis ("CD&A"), keep in mind that 2016 was a transformative year for SPX given the Spin-Off at the end of September 2015. As a result, we believe that a focus on 2016, as the first full year of operations as the "new" SPX, is particularly relevant for evaluating our executive compensation.

When assessing our pay-for-performance outcomes, it is necessary to separate the pre-Spin-Off results from post-Spin-Off results. The Company's business model, strategy, managed assets, executive officer team, and membership of the Compensation Committee (the "Committee") of our Board were materially different in 2016 compared with pre-Spin-Off.

Here are just a few of the differences:

	SPX pre-Spin-Off		SPX post-Spin-Off
Revenue	~$4.7 billion in 2014	➡	~$1.5 billion in 2016
Market Capitalization	~$3.5 billion as of December 31, 2014	➡	~$1.0 billion as of December 30, 2016
Executive officers	Average ~10 years in position	➡	All new in position
Committee members	Average ~8 years of service*	➡	All new serving on the Committee

* For Committee members serving on the Committee at some point within the ten years preceding Spin-Off.

Summary of Key Business Accomplishments

Over the past year, we achieved several key milestones on our value creation roadmap. In late 2015, management rolled out its plans to create value for stockholders by driving operational excellence and growth across our strategic platforms in our HVAC, Detection & Measurement, and Transformer businesses, while reducing exposure to underperforming businesses in the power generation industry. SPX's 2016 results reflect a significant reduction in risk and overall successful execution against both internally and externally communicated goals. We believe the following key 2016 accomplishments have had a meaningful impact on the current and future value of SPX:

- We sold the Global Dry Cooling and the European Power Generation businesses and restructured our US-based Heat Exchanger business, significantly improving SPX's earnings and cash flow profile;

- We increased our Transformer business's operating margin to approximately 10%, exceeding our 2015 margin by approximately 300 basis points;

- We substantially increased the operating efficiency of our HVAC segment, resulting in approximately 50 basis points of segment income margin improvement compared with 2015;

- Our Core cash flow* conversion exceeded our expectation and our targets; and

- We continued to manage the operations of the South African projects within the expected cash usage parameters.

* Non-GAAP financial measure. Reconciliation to the most comparable measures calculated and presented in accordance with GAAP is available in the appendix to this Proxy Statement.

For 2016, the SPX total stockholder return of 143.3% was 2.9 times greater than that of our peer group and 12.8 times greater than the S&P 500.

Three-Year Total Stockholder Return

Due to the significant difference between pre-Spin-Off SPX and post-Spin-Off SPX, we do not believe a three-year total stockholder return ("TSR") is relevant. Therefore, we are presenting the total stockholder return from the point of the Spin-Off in September 2015.



TSR from Spin-Off through December 31, 2016

SPX : 99.3%

SPX Peers: 40.6%

S&P 600 Capital Goods: 40.7%

S&P 500: 19.0%

SPX Corporation

SPX Peer Median
S&P 600 Capital Goods

S&P 500

| Pre-Spin-Off SPX ~$4.7 billion Revenue in 2014 | Post-Spin-Off SPX ~$1.5 billion Revenue in 2016 |

From Spin-Off on September 26, 2015, through the end of 2016, the SPX total stockholder return of 99.3% was 2.4 times greater than that of our peer group and 5.2 times greater than the S&P 500.

EXECUTIVE SUMMARY

This CD&A provides information about our executive compensation, the factors that were considered in making compensation decisions for our NEOs (as defined on page 21), and how we have modified our program to meet SPX's needs for the future.

Our Executive Compensation Design

Following the Spin-off, we redesigned our compensation program to align to the "new" SPX. We worked to ensure our compensation practices aligned with stockholder interests while maintaining market competitiveness. As we committed to do for 2016, we implemented new base pay structures, short- and long-term incentive programs, and compensation governance practices.

Reflecting the Voice of Our Stockholders

We carefully consider the results of our stockholder Say-on-Pay vote from the previous year. At our 2016 Annual Meeting, approximately 90% of votes cast approved our executive compensation. We interpreted the results of the 2016 vote as an indication that we were moving in the right direction with regard to our compensation practices for the "new" SPX. However, we continued to conduct outreach throughout 2016 and engage in dialogue with our investors to monitor their perspectives. We have reached out to stockholders owning more than 70% of our common stock, of which the majority have provided us feedback on various topics, including executive compensation practices and governance. We have taken and will continue to take this feedback into consideration as we evolve our compensation program. Most importantly, we are committed to ensuring that our ongoing program is designed in the best interests of both our stockholders and executives.

Summary of Compensation Program

In summary, our executive compensation program:

- Sets base salaries that are commensurate with peers, targeting between the 25th and 50th percentiles;

- Emphasizes variable compensation programs, with greater than 80% of CEO pay at risk and 65% at risk for other NEOs;

- Provides that a majority of long-term incentives to NEOs are performance based;

- Links short-term incentive payouts and stockholder returns, with 2016 targets that were aligned to external guidance on profitability, cash flow, and revenue;

- Grants equity awards with double-trigger termination payments upon a change of control;

- Includes a relative "total stockholder return" component of long-term incentives to align with stockholder value;

- Freezes defined benefit pension plans, with no NEO participants;

- Eliminates historic perquisites, such as retiree medical benefits; and

- Prohibits NEO hedging or pledging of our common stock.

Our Compensation Principles

After the Spin-Off, the Committee, in partnership with our management team and our independent compensation consultant, undertook a thorough review of our historic compensation practices. The result was a newly designed executive compensation program for 2016 that takes into account the feedback we received from stockholders and is centered around the following principles:

Alignment with Stockholders' Interests	Executive officers' interests should be more directly aligned with those of stockholders when compensation emphasizes an appropriate balance of both short- and long-term financial performance and is directly affected by our stock price. Requiring executive officers to hold a meaningful amount of equity supports alignment to stockholder interests.
Link to Business Priorities and Performance	A significant portion of total compensation should be variable and subject to the attainment of certain specific and measurable performance goals and objectives.
Competitiveness	Target total compensation should be competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for leadership and market talent.
Governance	Maintaining best-practice executive compensation governance standards is critical to the decision-making process and the ability to manage risk. Doing so is in the best interests of our stockholders and executives.

EXECUTIVE COMPENSATION PROGRAM

Our Named Executive Officers

The compensation decisions that pertain to the named executive officers listed in the table below ("NEOs") were made by the members of the Committee who were appointed effective as of the Spin-Off in September 2015.

Named Executive Officer	Title
Eugene J. Lowe, III	President and Chief Executive Officer
Scott W. Sproule	Vice President, Chief Financial Officer and Treasurer
J Randall Data	President, South Africa and Global Operations
John W. Nurkin	Vice President, Secretary and General Counsel
John W. Swann, III	President, Weil-McLain, Marley Engineered Products and Radiodetection

Components of Total Direct Compensation

For 2016, we focused on aligning pay practices with the external market and creating a pay-for-performance culture.

Design and philosophical characteristics of the SPX compensation program include:

- Base Pay. Annual salary is targeted between the 25th and 50th percentiles of compensation peer companies for our NEOs, now in their second year of service in these roles.
- Annual Incentive Program. A new set of performance metrics is focused on profitability and growth expectations, with financial performance targets directly tied to the achievement of year-over-year metrics related to operating income, cash flow, and revenue. This change was made to emphasize profitability, cash generation, and revenue growth. Targets were aligned with external commitments and stockholder expectations.
- Mix of Long-Term Incentives. A new mix of long-term incentive ("LTI") awards to further align compensation and long-term performance. Components include:
  - Stock Options ("Options");
  - Performance Stock Units ("PSUs") tied to relative Total Stockholder Return ("r-TSR") and the S&P 600 Capital Goods Index over a three-year performance measurement period, capped at target if our TSR is negative;
  - Cash Performance Units ("CPUs") tied to cumulative segment income over a three-year performance measurement period that is aligned with external commitments; and
  - Time-based Restricted Stock Units ("RSUs").

The following charts show that for 2016 the mix of compensation elements targeted for our NEOs was heavily weighted toward variable, performance-based compensation. The mix of LTI is based on the allocation value used in determining the number of units or options, as applicable, for each award.



RSUs
Annual Base Salary 19%
Stock Options
CEO
Executive Bonus Plan
CPUs
PSUs
81% Variable Pay

RSUs
Stock Options
Annual Base Salary 35%
CPUs
Other NEOs
PSUs
Executive Bonus Plan
65% Variable Pay

HOW DECISIONS FOR OUR NAMED EXECUTIVE OFFICERS WERE MADE

The Role of the Compensation Committee

The Committee is responsible for overseeing the design and administration of the executive compensation program so that the program is consistent with our compensation philosophy. The Committee reviews compensation levels for all of our executive officers, including our NEOs. The Committee also makes all final compensation decisions regarding our NEOs and officers, except for the CEO, whose compensation is reviewed and approved by the full Board, based upon recommendations of the Committee.

The Committee also works very closely with its independent compensation consultant and with management to examine the effectiveness of the Company's executive compensation program. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which is available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Board Committees."

The Role of Management

In general, certain members of our senior management team help prepare for and attend meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. However, only the Committee members are allowed to vote on decisions regarding executive compensation. The Committee also receives recommendations from the CEO regarding the compensation of our other officers, including the other NEOs. The CEO does not participate in the deliberations of the Committee regarding his own compensation.

The Role of the Independent Compensation Consultant

The Committee engages an independent compensation consultant to provide expertise on competitive pay practices and compensation program design and an objective assessment of any inherent risks of any compensation programs. Pursuant to the authority granted to it under its charter, the Committee has retained Pearl Meyer as its independent consultant. Pearl Meyer reports directly to the Committee and does not provide additional services to management. The Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules, NYSE listing standards, and the requirements of the Compensation Committee charter, and has determined that work performed by Pearl Meyer does not create a conflict of interest.

The Role of the Peer Group

After the Spin-Off, the Committee, with the assistance of its independent compensation consultant, refined SPX's peer group to better reflect the Company's new structure. In 2016, additional modifications were made, adding the following four companies to the existing twelve peers from 2015:

- Colfax Corporation
- IDEX Corporation
- Powell Industries, Inc.
- SPX FLOW, Inc.

The SPX peer group now includes the following:

SPX Peer Companies	
Actuant Corporation	Graco Inc.
Altra Industrial Motion Corp.	IDEX Corp.
Chart Industries, Inc.	Joy Global, Inc.
CIRCOR International, Inc.	Regal Beloit Corporation
Crane Co.	Rexnord Corporation
Colfax Corp.	Powell Industries, Inc.
Curtiss-Wright Corporation	SPX FLOW, Inc.
EnPro Industries, Inc.	The Babcock & Wilcox Enterprise, Inc.

Our peer companies were drawn from a pool of potential companies identified by our management either as key competitors for senior talent or as having businesses or serving end markets similar to our Company. These companies were further reviewed for appropriateness as peers by Pearl Meyer prior to Committee approval. The primary factors used to generate the group were as follows:

- A business mix similar to that of SPX;

- Similar end markets;

- Competitors for executive talent;

- Market capitalization; and

- Revenue of 0.4 to 2.5 times SPX's revenue.

SPX annual revenues for 2016 rank slightly below that of the median peer company.

The Committee reviews the peer group regularly to assure alignment and adds or removes companies as peers as it deems appropriate and necessary to maintain competitive and balanced alignment. The Committee uses the peer group data to assist in compensation decisions around base pay, short-term incentives, and long-term incentives, as well as in benchmarking other executive compensation matters.

2016 COMPENSATION DESIGN AND DECISIONS

Executive Compensation Practices

What We Do	What We Do Not Do
✓ Heavy emphasis on variable compensation	✗ No "single-trigger" termination payments upon a change in control
✓ Majority of long-term incentive awards are performance based	✗ No hedging of Company stock
✓ Rigorous stock ownership guidelines	✗ No pledging of Company stock
✓ Clawback provisions	✗ No multi-year guarantees of salary increases
✓ Use of independent compensation consultant	✗ No significant perquisites
✓ Regular risk assessments	✗ No tax gross-ups on termination payments following a change in control
✓ "Double-trigger" termination payments upon a change in control	✗ No repricing or backdating stock options without stockholder approval
✓ Annual reviews of share utilization	✗ No cash buyout of underwater stock options without stockholder approval
✓ Stockholder outreach	
✓ Regular market assessments against our peer group	

Our CEO's Pay-for-Performance Alignment

Because 2016 was our first full year, post-Spin-Off, as a materially different company, a three-year TSR does not provide a meaningful comparison to our current peer group. The following chart shows our CEO's 2016 compensation relative to our one-year TSR and compared with our peers, demonstrating how our new executive compensation program aligns with performance. This chart is based on our TSR, our CEO's total compensation for 2016 by percentile, as well as the total compensation for CEOs at our peer companies, from their most recent proxy statement filings.



* Peer company compensation based on 2015 compensation data from each company's most recent proxy statement filing.

While our CEO's relative pay rank falls below the median of our peer companies for 2016, our philosophy is to align executive compensation with that of our peers and provide variable incentive compensation that rewards executives at higher levels when superior performance is achieved.

Base Salary

SPX promoted all of its NEOs from positions they held within the pre-Spin-Off organization, with the exception of Mr. Data, who was hired on August 18, 2015, in anticipation of the Spin-Off. This was a significant factor in setting the initial post-Spin-Off base salaries for our NEOs, in addition to the benchmarking data that was provided by the Committee's independent compensation consultant. First year adjustments were made to set base pay between the 25th percentile and median pay of our peer group. Since each of the NEOs, with the exception of Mr. Data, received an increase as of the Spin-Off in September 2015, the Committee approved only modest increases in base pay, effective March 21, 2016, as reflected in the table below.

Named Executive Officer	Title	Base Salary (01/01/2016)	Base Salary (From 3/21/2016)	% Increase
Eugene J. Lowe, III	President and Chief Executive Officer	$775,000	$786,625	1.5%
Scott W. Sproule	Vice President, Chief Financial Officer and Treasurer	$410,000	$416,150	1.5%
J Randall Data	President, South Africa and Global Operations	$400,000	$408,000	2.0%
John W. Nurkin	Vice President, Secretary and General Counsel	$330,000	$334,950	1.5%
John W. Swann, III	President, Weil-McLain, Marley Engineered Products and Radiodetection	$400,000	$406,000	1.5%

For Mr. Lowe, Mr. Sproule, Mr. Nurkin, and Mr. Swann, the increase to base salary was set at 1.5%, while the increase for Mr. Data was 2.0% based on the length of time since his hire date.

Executive Bonus

Executive Bonus Program

Our Executive Bonus Program pays bonuses ranging from 0% to 200% of target bonus by reference to three key metrics: Core operating income,* Core cash flow,* and Core revenue.*

The Committee selected these metrics to be transparent and to provide clarity and consistency in calculating bonuses. In setting short-term incentive goals, SPX management and the Committee used external earnings guidance to assist with setting goals to align executive pay with stockholder return. Further, the use of Core* results is intended to incentivize the executives to focus on the performance of assets that make up our strategic focus going forward.

The table below shows the 2016 threshold, target, and maximum goals for each of the relevant metrics under our Executive Bonus Program, as well as the actual performance results.

Performance Metric and Weighting	Level of Performance ($ Millions)				Payout %
	Threshold ($)	Target ($)	Maximum ($)	Actual ($)	
Core Operating Income* (50%)	$ 93.8	$ 106.3	$ 121.3	$ 102.0	82.8%
Core Cash Flow* (30%)	$ 65.6	$ 75.6	$ 85.6	$ 74.8	95.6%
Core Revenue* (20%)	$1,359.0	$1,459.0	$1,559.0	$1,389.0	65.1%
Total Corporate Results					83.2%

The use of Core* metrics are intended to incentivize executives to focus on the performance of assets that make up our strategic focus going forward.

For 2016, Core operating income* of $102.0M resulted in an 82.8% payout, with a weighting of 50%. Core cash flow* of $74.8M resulted in a 95.6% payout, with a weighting of 30%. Core revenue* of $1,389.1M resulted in a 65.1% payout, with a weighting of 20%. The cumulative payout for 2016 results was 83.2% of target for those NEOs with 100% of their bonus tied to corporate metrics.

Mr. Lowe, Mr. Sproule, Mr. Data, and Mr. Nurkin had bonus payouts based solely on corporate results, generating an overall payout of 83.2%. Mr. Swann, however, has a target incentive that includes both business unit and corporate results: 75% of his incentive is based on his role as President, Weil-McLain, Marley Engineered Products, and Radiodetection, and 25% is based on corporate metrics. For 2016, business unit performance metric achievement was 0%, generating an overall payout of 20.8% to Mr. Swann.

* Non-GAAP financial measure. Reconciliation to the most comparable measures calculated and presented in accordance with GAAP is available in the appendix to this Proxy Statement.

Executive Bonus Results for 2016

The table below shows the total bonuses earned by our NEOs for 2016.

Named Executive Officer	Base Salary as of 12/31/2016	Target Payout (as a % of Base Salary)	Bonus Achieved (%)	Total Bonus
Eugene J. Lowe, III	$786,625	100%	83.2%	$654,472
Scott W. Sproule	$416,150	70%	83.2%	$242,366
J Randall Data	$408,000	60%	83.2%	$203,674
John W. Nurkin	$334,950	60%	83.2%	$167,207
John W. Swann, III	$406,000	60%	20.8%	$ 50,669

SPX Corporation Executive Annual Bonus Plan

Bonuses to NEOs are paid under the 162(m) Plan (as defined in "Tax Matters" on page 29). Under the 162(m) Plan, the threshold for at least one metric must be met in order for any bonus to be paid. For 2016, at least one performance metric applicable to the NEOs under the 162(m) Plan was met, and therefore the maximum payment amount permitted under the 162(m) Plan was achieved. However, after reviewing overall Company results for 2016, the Committee exercised its negative discretion and reduced the payout under the 162(m) Plan to 83.2%. This payout applied to all our NEOs, with the exception of Mr. Swann, whose payout was 20.8% based on both business unit and corporate results. The preceding percentages were determined by reference to metrics under the Executive Bonus Program—for a more detailed description of bonus payment determinations, see "Executive Bonus Program" on page 25.

Equity-Based Awards

Long-term incentives are an integral part of our executive compensation program. They are designed to align the financial interests of our NEOs with those of our stockholders through performance-based compensation that correlates with long-term stockholder value. Our long-term incentive awards also support our executive retention strategy.

For 2016, the Committee approved the following mix of long-term equity incentive awards, which awards were granted in March 2016 under our stockholder approved 2002 Stock Plan:

- Stock Options ("Options");

- Performance Stock Units ("PSUs") tied to r-TSR and the S&P 600 Capital Goods Index over a three-year performance measurement period, capped at target if our TSR is negative;

- Cash Performance Units ("CPUs") tied to cumulative segment income over a three-year performance measurement period that is aligned with external commitments; and

- Time-based Restricted Stock Units ("RSUs").

Our NEOs received the following long-term equity opportunities in 2016:

Named Executive Officer	Target LTI Value	Units			
		Options	PSUs	CPUs	RSUs
Eugene J. Lowe, III	$2,500,000	186,919	62,300	629,126	62,300
Scott W. Sproule	$ 625,000	46,729	15,575	157,281	15,575
J Randall Data	$ 500,000	37,383	12,460	125,825	12,460
John W. Nurkin	$ 415,000	31,028	10,341	104,435	10,341
John W. Swann, III	$ 425,000	31,776	10,591	106,951	10,591

The allocation of Options were based on the SPX Black-Scholes valuation. RSUs and PSUs were based off of the average closing fair market value of SPX stock for the 15 trading days immediately preceding the date of grant; and CPUs were valued at $1.00 per unit, with assumed payment at the 100% target amount.

Stock Options

The 2016 awards of Options were granted to each of the NEOs under the terms of our stockholder-approved 2002 Stock Plan. The Committee approved the 2016 Option grants to the NEOs in March 2016. The 2016 Options grant agreement provides for time-based ratable vesting (of 33⅓ percent per year) over a three-year period (generally subject to continued employment during the period) with a maximum term of ten years. The Committee grants all Options pursuant to approved equity grant guidelines.

Performance Share Units

The 2016 awards of PSUs provided participants, including each of the NEOs, the opportunity to receive shares of common stock based on pre-established financial performance targets over a specified three-year period (and generally subject to continued employment during the performance period). The performance criteria for the PSUs are based on the r-TSR of SPX as compared to the results of the S&P 600 Capital Goods Index. At grant date, this peer group was comprised of 59 companies that compete in similar markets. Payouts under the program range from 0% to 150% based on our TSR achievement versus the peer group. Payout is capped at target if our TSR return is negative.

Cash Performance Units

As part of the 2016 long-term incentive program, participants, including each of the NEOs, have the opportunity to receive cash incentive payments based on SPX's performance over a specified three-year period in the form of CPUs (and generally subject to continued employment during the performance period). CPU payments are based on SPX's actual performance over the three-year performance cycle beginning with the fiscal year in which the CPU is granted. In March 2016, the Committee granted three-year CPUs with a performance period ending December 31, 2018. Payouts under the program range from 0% to 150% based on achievement of cumulative segment income targets, and each unit has a par value of $1.00.

Restricted Stock Units

As part of the 2016 long-term incentive program, participants, including each of the NEOs, received RSUs under our stockholder-approved 2002 Stock Plan. The Committee approved the 2016 RSU grants to the NEOs in March 2016. The 2016 RSU grant agreement provides for time-based ratable vesting (of 33⅓ percent per year) over a three-year period (generally subject to continued employment during the period). The Committee grants all RSUs pursuant to approved equity grant guidelines.

Outstanding equity awards are more fully described in the "Outstanding Equity Awards at Fiscal Year-End" table in "Executive Compensation," beginning on page 35.

Equity Conversion for Pre Spin-Off Grants

Equity granted prior to the Spin-Off was converted to post-Spin-Off SPX equity based on a conversion factor. Prior to the Spin-Off, the three-day simple average was used in comparison to the post-Spin-Off six-day simple average to determine the share ratio of 4.0589 and the price ratio of 0.25.

Individuals holding pre-Spin-Off unvested shares who continued their employment with SPX after the Spin-Off received 4.0589 unvested shares for each share of pre-Spin-Off SPX unvested equity. However, the value of the post-Spin-Off shares was 25% of the value of the pre-Spin-Off shares. With regard to vested shares of Company stock, employees were treated the same as other stockholders and each received one share of FLOW and one share of post-Spin-Off SPX stock (SPXC) for each share of pre-Spin-Off SPX stock (SPW) owned as of the Spin-Off transaction record date.

For example, pre-Spin-Off, Mr. Lowe was granted 3,554 RSUs in January 2015. At Spin-Off, using the average three-day share price of $49.60, the fair market value of this award was $176,278 (3,554 RSUs x $49.60). Application of the share conversion factor of 4.0589 resulted in the number of shares converted to post-Spin-Off shares of SPX totaling 14,425 (3,554 RSUs x 4.0589). Based on the average six-day share price of post-Spin-Off SPX stock of $12.22, the converted fair market value of this grant was virtually the same post-Spin-Off as it was pre-Spin-Off at $176,274 (14,425 RSUs x $12.22).

The increase in the number of shares to participants is offset by the reduction in the underlying value of the equity.

Results of 2014-2016 Performance Cycle

Prior to the Spin-Off, on August 20, 2015, the former members of the Committee approved a 50% floor on the vesting of the performance-based equity awards that were granted as part of the long-term incentive awards provided to non-officers in 2014 (for the 2014-2016 performance cycle, based on r-TSR vs. the S&P Composite 1500 Industrials Index). Accordingly, in 2016, each of Mr. Lowe's, Mr. Sproule's, Mr. Nurkin's, and Mr. Swann's PSUs, awarded when each was not an officer, vested at 50% for the performance period of post-Spin-Off converted target shares (6,021, 5,100, 3,399, and 3,897, respectively). This vesting in 2016 was the last year affected by this floor put into place prior to the Spin-Off.

OTHER PRACTICES, POLICIES, AND GUIDELINES

Policy on Hedging

No SPX director or employee may trade in derivative securities relating to SPX securities, such as put and call options or forward transactions.

Policy on Pledging

No SPX director or officer may pledge SPX securities. This policy was instituted in 2016.

Stock Ownership Guidelines

Our Stock Ownership Guidelines are designed to help ensure our officers' interests are closely aligned with those of our long-term stockholders. Additional detail can be found in "Ownership of Common Stock" on page 15.

Impact on Compensation from Misconduct–Clawbacks

If the Board were to determine that a NEO had engaged in fraudulent or intentional misconduct, it would take action to remedy the misconduct and impose appropriate discipline. Discipline would vary based on the facts and circumstances, but may include termination of employment and/or other appropriate actions.

We retroactively adjust compensation in the event of a restatement of financial or other performance results to the extent required by the Sarbanes-Oxley Act of 2002. The 162(m) Plan (defined in "Tax Matters" on page 29) provides for repayment or forfeiture of awards under specified circumstances if the Company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Any awards earned or accrued during the 12-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document that failed to materially comply with a financial reporting requirement must be paid back to the Company. To the extent that the affected award was deferred under a nonqualified deferred compensation plan maintained by the Company rather than paid to the executive officer, the deferred amount (and any earnings from it) must be forfeited. Beginning in 2013, our equity award agreements have provided that awards are subject to any compensation recovery policy adopted by the Company, as amended from time to time.

Other Benefits and Perquisites

We provide perquisites to attract and retain executives in a competitive marketplace, and we believe these benefits are generally consistent with market practices of our peer group and other comparable public industrial manufacturing companies. For a full listing of benefits and perquisites, see the "Summary Compensation Table" and accompanying footnotes beginning on page 32. We do not provide tax gross-up payments for perquisites.

Our CEO may utilize our aircraft for personal travel for himself and his family. Other executive officers may be permitted personal use of our aircraft for themselves and their families if approved by our CEO. We report the value of any personal use of our corporate aircraft by NEOs as ordinary taxable income and as compensation in the Summary Compensation Table on page 32.

Retirement and Deferred Compensation Plans

None of our NEOs participate in a defined benefit pension plan.

Our executives, along with the majority of our U.S.-based employee population, receive matching contributions into the SPX Corporation Retirement Savings and Stock Ownership Plan (the "401(k) Plan"), a tax-qualified retirement savings plan. Matching contributions are immediately vested and are invested initially in the SPX Common Stock Fund in the form of units. The units consist primarily of SPX common stock, with a portion of the fund in cash, for purposes of administrative convenience.

Executive officers and other senior-level management employees are also eligible to participate in the SPX Corporation Supplemental Retirement Savings Plan (the "SRSP"), a non-qualified deferred compensation plan that permits voluntary deferrals of base salary and annual bonuses.

For more information regarding these plans, see the Nonqualified Deferred Compensation table and accompanying narrative and footnotes, beginning on page 37.

Termination and Change-in-Control Provisions

We design termination and change-in-control contractual provisions to be competitive at the time we enter into an agreement. As a result, our agreements have changed over time, with newer agreements generally offering reduced payments and increased vesting obligations. As described below, all our NEOs, except our Chief Executive Officer, have entered into the most current form of our change-in-control agreement as filed with the SEC.

On September 28, 2015, the Committee recommended, and the Board approved, an employment agreement and a change-in-control agreement for Mr. Lowe, President and Chief Executive Officer, and severance benefit agreements and change-in-control agreements for all other executive officers.

Our severance arrangements are designed to protect stockholder interests by stabilizing management during periods of uncertainty. Executives often assign significant value to severance agreements because these agreements provide compensation for lost professional opportunities in the event of a change-in-control.

Severance agreements can also be a powerful tool to discourage entrenchment of management, in that these agreements can offset the risk of financial and professional loss that management may face when recommending a sale to or merger with another company. Our severance arrangements are structured to serve the above functions, which differ, and are perceived by recipients to differ, from pay for performance. Accordingly, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements. As described above, all our NEOs, except our Chief Executive Officer, have entered into the most current form of our severance benefit agreement as filed with the SEC.

Post-Spin-Off, SPX utilizes a double-trigger in the event of a change-in-control. If the executive officer experiences a qualifying negative employment action following a change-in-control, then the executive officer becomes immediately vested in all previously-granted unvested SPX equity, including shares subject to performance vesting at the target level of vesting. This feature is designed to be equitable in the event of dismissal without cause or resignation for good reason, and we believe it is appropriate in the event of termination following a change-in-control.

Severance and change-in-control terms are further discussed and quantified in "Potential Payments Upon Termination or Change-in-Control," beginning on page 38.

Tax Matters

We seek to structure executive compensation in a tax-efficient manner and review compensation plans in light of applicable tax provisions, including Section 162(m) of the Internal Revenue Code. To maintain flexibility in structuring executive compensation to achieve its goals consistent with its compensation philosophy, the Committee has not adopted a policy requiring all compensation to be tax deductible. We generally structure our executive officer bonuses to be tax deductible, and therefore a separate plan, the SPX Corporation Executive Annual Bonus Plan (the "162(m) Plan"), determines whether each executive officer qualifies for the payment of bonuses described above and sets a cap on the amount of bonus that may be awarded and treated as tax deductible.

The Committee may set the amounts payable under the 162(m) Plan (subject to the maximum amount permitted under the 162(m) Plan and applicable performance metrics being met). While the Committee can exercise its discretion to reduce any bonus payable under the 162(m) Plan, the Committee does not have discretion to increase the bonus payable under the 162(m) Plan.

Notes

The discussion of performance targets in this CD&A is exclusively in the context of executive compensation and should not be used for any other purpose or regarded as an indication of management's expectations of future results.

References to "bonus" or "bonuses" in this CD&A and the compensation tables are to our annual performance-based payments reflected as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" on page 32 and "Estimated Future Payouts under Non-Equity Incentive Plan Awards" in the "Grants of Plan Based Awards" table on page 34.

Risk Analysis

Management regularly monitors and reviews our compensation program and the related risks and reports its findings to the Committee.

We do not believe our compensation policies and practices give rise to risks that are reasonably likely to have a material adverse effect on our Company. In reaching this conclusion, we considered the following factors:

• Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

• The variable portions of compensation (cash incentive and equity awards) are designed to reward both annual performance and longer-term performance. We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our Company's long-term best interests.

• A significant percentage of our executives' compensation is based on the performance of our Company as a whole. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating division to the detriment of our Company as a whole.

• Our executive officers are subject to stock ownership guidelines that we believe incentivize our executives to consider the long-term interests of our Company and our stockholders and discourage excessive risk-taking that could negatively impact our stock price.

• A qualitative risk assessment concluded that our plans do not have an unreasonable ratio between fixed and variable compensation. The bonus plans are capped at specified maximum percentages, which limits incentives to undertake excessive risk.

• The executive and management bonus plans also have clawback provisions relating to any fraud, manipulation, or negligence in connection with computation of performance measures or payments under the plans.

• Incentive plans are primarily determined by a formula tied directly to Company performance.

• Sales incentive plans are regularly reviewed.

• In addition to the structure of our plans, we mitigate any risk that may be generated by compensation plans through management oversight, compliance training and enforcement, and periodic reviews.

No single SPX business unit carries a significant portion of the Company's risk profile, or has compensation structured in a significantly different manner than other business units within the Company, regardless of relative business unit profitability or compensation expense as a percentage of revenues.

Management does not believe that any of the design features pose a significant concern. Based upon this analysis, we determined that the compensation programs do not present a material risk.

Compensation Committee Report

The Compensation Committee of the SPX Board of Directors consists of three directors. Each of the Committee members is independent, as defined under SEC rules and the listing standards of the NYSE. Additionally, each member of the Committee is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The Committee reviews SPX's "Compensation Discussion and Analysis" on behalf of the Board.

The Committee has reviewed and discussed the "Compensation Discussion and Analysis" with management, and based on the review and discussions, the Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and SPX's Annual Report on Form 10-K for the year ended December 31, 2016.

Compensation Committee,

David A. Roberts, Chairman
Ricky D. Puckett
Ruth G. Shaw

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for our named executive officers during 2016. The "named executive officers" or "NEOs" are our Chief Executive Officer, our Chief Financial Officer, and our next three most highly compensated officers who were serving as officers as of December 31, 2016.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Eugene J. Lowe, III President and Chief Executive Officer	2016	$784,084	$ —	$1,844,703	$ 768,237	$654,472	$ —	$53,494	$4,104,990
	2015	$511,692	$ —	$1,742,982	$1,555,156	$513,246	$ —	$48,047	$4,371,123
Scott W. Sproule Vice President, Chief Financial Officer and Treasurer	2016	$414,806	$ —	$ 461,176	$ 192,056	$242,366	$ —	$49,623	$1,360,027
	2015	$358,861	$ —	$1,007,677	$ 312,495	$192,633	$ —	$29,281	$1,900,947
J Randall Data President, South Africa and Global Operations	2016	$406,251	$ —	$ 368,941	$ 153,644	$203,674	$ —	$32,532	$1,165,042
John W. Nurkin Vice President, Secretary and General Counsel	2016	$333,868	$ —	$ 306,197	$ 127,525	$167,207	$ —	$18,862	$ 953,659
	2015	$296,827	$ —	$ 731,711	$ 207,499	$137,322	$ —	$22,896	$1,396,255
John W. Swann, III President, Weil-McLain, Marley Engineered Products and Radiodetection	2016	$404,689	$ —	$ 313,600	$ 130,599	$ 50,669	$ —	$35,110	$ 934,667
	2015	$357,768	$ —	$ 694,548	$ 249,999	$140,953	$ —	$28,753	$1,472,021

(1) NEOs are eligible to defer up to 50% of their salaries into the SPX Corporation Retirement Savings and Stock Ownership Plan, a tax-qualified retirement savings plan (the "401(k) Plan"); and the SPX Corporation Supplemental Retirement Savings Plan, a nonqualified deferred compensation plan (the "SRSP"). In 2016, the following NEOs deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Eugene J. Lowe, III	$11,923	$38,094
Scott W. Sproule	$ 9,462	$40,306
J Randall Data	$12,704	$13,009
John W. Nurkin	$ 7,014	$ —
John W. Swann, III	$11,538	$42,084

(2) Stock Award grants are generally subject to performance or time-vesting conditions. The amounts reported in the above table were calculated in accordance with FASB Accounting Standard Codification Topic 718 ("Topic 718") to reflect their grant date fair value given vesting requirements. See note 14 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016, for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table, on page 34, for more information on these grants.

(3) Option Awards reflect the fair-value at time of grant in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 14 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016, for additional information regarding the calculation of these numbers. See the "Grants of Plan-Based Awards" table, on page 34, for more information on these grants.

(4) In 2017, the year in which they received the 2016 bonus payout, the following NEOs deferred the following portions of their bonuses into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Eugene J. Lowe, III	$ 5,898	$32,145
Scott W. Sproule	$ 8,397	$ —
J Randall Data	$12,508	$ —
John W. Nurkin	$12,847	$ —
John W. Swann, III	$ 6,288	$ —

(5)   All Other Compensation for 2016 for NEOs is outlined in the table below:

All Other Compensation	Eugene J. Lowe, III	Scott W. Sproule	J Randall Data	John W. Nurkin	John W. Swann, III
Relocation—Taxable [a]	—	—	$ 6,920	—	—
Financial Planning	$ 700	$ 8,560	—	$ 475	$ 4,807
Executive Physical	—	—	—	$ 644	$ 591
SPX Foundation Matching Gift [b]	$ 150	$10,000	—	$ 2,500	—
Company Aircraft Personal Use [c]	$ 5,939	—	—	—	—
Group Term Life (>$50,000)	$ 1,710	$ 1,019	$ 1,521	$ 1,993	$ 2,434
Retirement Savings Plan Match	$13,250	$13,250	$13,250	$13,250	$13,250
Supplemental Retirement Savings Plan Match	$31,745	$16,794	$10,841	—	$14,028
Total	**$53,494**	**$49,623**	**$32,532**	**$18,862**	**$35,110**

(a) Mr. Data was provided with a relocation package in connection with his hiring.
(b) The SPX Foundation will make matching donations for charitable contributions made by employees up to a total of $5,000 per annum. The SPX Foundation will make matching donations for executive officers up to a total of $10,000. Amounts represented are the matching contributions for 2016.
(c) Represents variable costs for executive personal use of corporate aircraft; includes fuel, crew expense, maintenance, airport fees, and food and beverages.

The above benefits for Mr. Lowe are provided pursuant to the terms of his employment agreement. His employment agreement provides for annual base salary levels, annual incentive compensation opportunity, severance entitlements, and allowance amounts for annual income tax return preparation and financial planning. The initial term of Mr. Lowe's employment agreement expires on December 31, 2017, and the term will automatically renew in additional subsequent year-long terms unless at least 180 days prior to the expiration of the initial or any subsequent extended term one of the parties provides the other party with a written notice of non-renewal.

See "Compensation Discussion and Analysis," beginning on page 18, for further discussion and explanation of each element of compensation.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding equity and non-equity awards granted to the NEOs in 2016.

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#)(4)	Stock Option Awards (#)(5)	Exercise Price of Stock Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(6)
		Threshold (#)(2)	Target (#)(2)	Maximum (#)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(3)				
Eugene J. Lowe, III	3/2/2016				31,150	62,300	93,450				$1,044,148
	3/2/2016	314,563	629,126	943,689							
	3/2/2016							62,300			$ 800,555
	3/2/2016								186,919	$12.85	$ 768,237
	3/8/2016	393,313	786,625	1,573,250							
Scott W. Sproule	3/2/2016				7,788	15,575	23,363				$ 261,037
	3/2/2016	78,641	157,281	235,922							
	3/2/2016							15,575			$ 200,139
	3/2/2016								46,729	$12.85	$ 192,056
	3/8/2016	145,653	291,305	582,610							
J Randall Data	3/2/2016				6,230	12,460	18,690				$ 208,830
	3/2/2016	62,913	125,825	188,738							
	3/2/2016							12,460			$ 160,111
	3/2/2016								37,383	$12.85	$ 153,644
	3/8/2016	122,400	244,800	489,600							
John W. Nurkin	3/2/2016				5,171	10,341	15,512				$ 173,315
	3/2/2016	52,218	104,435	156,653							
	3/2/2016							10,341			$ 132,882
	3/2/2016								31,028	$12.85	$ 127,525
	3/8/2016	100,485	200,970	401,940							
John W. Swann, III	3/2/2016				5,296	10,591	15,887				$ 177,506
	3/2/2016	53,476	106,951	160,427							
	3/2/2016							10,591			$ 136,094
	3/2/2016								31,776	$12.85	$ 130,599
	3/8/2016	121,800	243,600	487,200							

(1) The Committee approved the 2016 LTI awards to each of the NEOs on March 2, 2016 and the 2016 bonuses to each of the NEOs on March 8, 2016. As described on page 26, payment of bonuses to NEOs are made under, and are subject to, the 162(m) Plan. The 2016 LTI awards are generally subject to continued employment through the applicable performance or vesting period.

(2) Represents the potential payout for three-year CPUs and 2016 bonuses. For CPUs, threshold payout is 50% of target and maximum payout is 150% of target, and is based on three-year cumulative segment income goals for 2016-2018. CPU par value is $1.00 per unit. For bonuses, threshold payout is 50% of target and maximum payout is 200% of target. As described on page 26, payment of bonuses to NEOs are made under, and are subject to, the 162(m) Plan.

(3) Represents the potential payout for the PSUs granted on March 2, 2016. For the PSUs, threshold payout is 50% of target and maximum payout is 150% of target, and is based on the three-year r-TSR versus the S&P 600 Capital Goods Index for 2016-2018. Payout is capped at target if our TSR is negative.

(4) Represents the RSU awards for 2016. RSUs are time-based and do not have a performance requirement for vesting. The time-based awards vest 33 ⅓ percent per year over three years on March 2, 2017, March 2, 2018, and March 2, 2019.

(5) Represents the number of Options awarded on the grant date, and vest 33 ⅓ percent per year over three years on March 2, 2017, March 2, 2018, and March 2, 2019.

(6) Represents the grant date fair value, based on the closing price of our stock on the date of grant for RSUs. PSU grant date fair value is based on the Monte-Carlo simulation and Option valuation is based on the Black-Scholes valuation on the date of grant. Fair value is based Topic 718. See the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2016, for the assumptions made in the valuation of these awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table details the outstanding equity awards held by each of our NEOs at December 31, 2016.

Name	Award Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Option Unexercisable (#)(1)	Number of Securities Underlying Unexercised Option Exercisable (#)(1)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(3)
Eugene J. Lowe, III	1/2/2014					3,013(4a)	$ 71,468		
	1/2/2014							6,021(4b)	$ 142,818
	1/2/2015					9,620(5a)	$ 228,186		
	1/2/2015	30,519	15,257	$21.16	1/2/2025				
	10/13/2015					101,133(5d)	$2,398,875		
	10/13/2015	332,673		$12.36	10/13/2025				
	3/2/2016					62,300(6a)	$1,477,756		
	3/2/2016							62,300(6b)	$1,477,756
	3/2/2016	186,919		$12.85	3/2/2026				
Scott W. Sproule	1/2/2014					2,553(4a)	$ 60,557		
	1/2/2014							5,100(4b)	$ 120,972
	1/2/2015					11,540(5b)	$ 273,729		
	8/20/2015					6,766(5c)	$ 160,490		
	10/13/2015					25,283(5d)	$ 599,713		
	10/13/2015	83,168		$12.36	10/13/2025				
	3/2/2016					15,575(6a)	$ 369,439		
	3/2/2016							15,575(6b)	$ 369,439
	3/2/2016	46,729		$12.85	3/2/2026				
J Randall Data	10/13/2015					20,227(5d)	$ 479,784		
	10/13/2015					13,485(5e)	$ 319,864		
	10/13/2015	66,535		$12.36	10/13/2025				
	3/2/2016					12,460(6a)	$ 295,551		
	3/2/2016							12,460(6b)	$ 295,551
	3/2/2016	37,383		$12.85	3/2/2026				
John W. Nurkin	1/2/2014					1,702(4a)	$ 40,371		
	1/2/2014							3,399(4b)	$ 80,624
	1/2/2015					8,012(5b)	$ 190,045		
	8/20/2015					6,766(5c)	$ 160,490		
	10/13/2015					16,788(5d)	$ 398,211		
	10/13/2015	55,224		$12.36	10/13/2025				
	3/2/2016					10,341(6a)	$ 245,289		
	3/2/2016							10,341(6b)	$ 245,289
	3/2/2016	31,028		$12.85	3/2/2026				
John W. Swann, III	1/2/2014					1,948(4a)	$ 46,207		
	1/2/2014							3,897(4b)	$ 92,437
	1/2/2015					10,419(5b)	$ 247,139		
	10/13/2015					20,227(5d)	$ 479,784		
	10/13/2015	66,535		$12.36	10/13/2025				
	3/2/2016					10,591(6a)	$ 251,219		
	3/2/2016							10,591(6b)	$ 251,219
	3/2/2016	31,776		$12.85	3/2/2026				

(1) Number of Options awarded on the award date that remain unvested and are subject to satisfaction of vesting criteria for the applicable year. Options awarded to Mr. Lowe on January 2, 2015, vest at the rate of 33 ⅓ percent per year with vesting dates of January 2, 2016, January 2, 2017, and January 2, 2018. Options awarded to NEOs on October 13, 2015, cliff vest after three years on October 13, 2018. Options awarded to NEOs on March 2, 2016, vest at the rate of 33 ⅓ percent per year with vesting dates of March 2, 2017, March 2, 2018, and March 2, 2019. LTI awards are generally subject to continued employment through the applicable vesting period.

(2) Based on closing price of our common stock on the award date adjusted when applicable for the Spin-Off.

(3) Based on the closing price of our common stock of $23.72 on December 31, 2016.

(4a) RSUs awarded on January 2, 2014, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of January 2, 2015, January 2, 2016, and January 2, 2017. The number of underlying RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015. LTI awards are generally subject to continued employment through the applicable vesting period.

(4b) PSUs awarded on January 2, 2014, become eligible to vest January 2, 2017, subject to satisfaction of external performance criteria for the three-year performance period; the number of restricted units vesting is subject to minimum vesting of 50%. The number of underlying PSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015. LTI awards are generally subject to continued employment through the applicable vesting period.

(5a) Restricted shares awarded on January 2, 2015, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of January 2, 2016, January 2, 2017, and January 2, 2018. The number of restricted shares is based on the adjustment as a result of the Spin-Off on September 26, 2015. LTI awards are generally subject to continued employment through the applicable vesting period.

(5b) RSUs awarded on January 2, 2015, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of January 2, 2016, January 2, 2017, and January 2, 2018. The number of RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015. LTI awards are generally subject to continued employment through the applicable vesting period.

(5c) RSUs awarded on August 20, 2015, vest at 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of August 20, 2016, August 20, 2017, and August 20, 2018. The number of RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015. LTI awards are generally subject to continued employment through the applicable vesting period.

(5d) RSUs awarded on October 13, 2015, cliff vest after three years on October 13, 2018. LTI awards are generally subject to continued employment through the applicable vesting period.

(5e) RSUs awarded on October 13, 2015, vest at 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of October 13, 2016, October 13, 2017, and October 13, 2018. LTI awards are generally subject to continued employment through the applicable vesting period.

(6a) RSUs awarded on March 2, 2016, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of March 2, 2017, March 2, 2018, and March 2, 2019. LTI awards are generally subject to continued employment through the applicable vesting period.

(6b) PSUs awarded on March 2, 2016, become eligible to vest March 2, 2019, subject to satisfaction of external performance criteria for the three-year performance period. LTI awards are generally subject to continued employment through the applicable vesting period. PSUs are capped at target if our TSR is negative.

OPTION EXERCISES AND STOCK VESTED IN 2016

The following table sets forth stock vested for each of our NEOs in 2016. Our NEOs did not exercise any Options in 2016.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Eugene J. Lowe, III	—	$ —	17,722	$165,347
Scott W. Sproule	—	$ —	21,887	$235,615
J Randall Data	—	$ —	6,742	$137,469
John W. Nurkin	—	$ —	15,880	$179,570
John W. Swann, III	—	$ —	12,813	$119,546

(1) The value realized on vesting of stock awards includes RSUs that vested on January 2, 2016, based on a market value of $9.33, and PSUs that vested on January 4, 2016, based on a market value of $9.33, for each of Mr. Lowe, Mr. Sproule, Mr. Nurkin, and Mr. Swann. For Mr. Sproule and Mr. Nurkin, the value also includes RSUs that vested August 22, 2016, based on a market value of $18.62. For Mr. Data, the value also includes RSUs that vested October 13, 2016, based on a market value of $20.39. PSUs vested for the performance period 2014 – 2016 at 50% based on guaranteed vesting provision of 50% of target shares approved prior to the Spin-Off, on August 20, 2015, by the former members of the Committee.

PENSION BENEFITS

No SPX officer participates in a defined benefit pension plan.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information relating to the SPX Corporation Supplemental Retirement Savings Plan ("SRSP") for NEOs in 2016. Other members of senior-level management are also eligible to participate in the SRSP, a nonqualified deferred compensation plan that allows them to make pre-tax deferrals in excess of those permitted by the 401(k) Plan. Eligible executives may defer up to 50% of their base compensation (excluding bonuses) and up to 100% of their annual bonuses into the SRSP. Both base compensation and bonus deferral elections are made prior to the beginning of the year to which they relate.

A company match is made to the SRSP after the maximum company match has been made under the 401(k) Plan, and the deferrals and match are allocated to the fund(s) under the SRSP as selected by the participant.

In general, "eligible compensation" for purposes of the SRSP is the amount reported as wages on a participant's Form W-2, (1) increased by (i) amounts contributed by the participant to the 401(k) Plan and the SPX Corporation Flexible Spending Account Plans, and (ii) vacation and holiday pay paid after termination of employment; and (2) decreased by (i) reimbursements or other expense allowances, (ii) fringe benefits (cash and non-cash), (iii) moving expenses, (iv) welfare benefits (provided that short-term disability payments are included and long-term disability payments are excluded), (v) employer-provided automobiles, mileage reimbursements, and car allowances for which no documentation is required, taxable and non-taxable tuition reimbursements, the taxable value of physical examinations, and group term life insurance coverage in excess of $50,000, (vi) pay in lieu of notice, (vii) deferred compensation, (viii) the value of restricted shares and other equity awards, and (ix) severance pay paid after termination of employment.

All matching contributions into the SRSP are made in cash and invested according to the participant's elections. All participant and matching contributions vest immediately. There is no minimum holding period. The SRSP is unfunded and earnings are credited on account balances based on participant direction within the same investment choices available in the 401(k) Plan, except that the SPX Company Stock Fund and a stable value fund are not available under the SRSP. All returns in the SRSP and the 401(k) Plan are at market rates. In-service distributions are not allowed under the SRSP. All amounts deferred under the SRSP after 2009 will be paid in a lump-sum payment six months following termination of employment. Participants may elect to receive their pre-2009 accounts in a lump sum, annual installments (two to ten years), or monthly installments (up to 120 months) upon separation from service, on a date that is a specified number of months after retirement or separation from service, or on a specified date following separation from service (no later than attainment of age 70 ½).

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Eugene J. Lowe, III	$38,094	$31,745	$18,246	$ —	$221,347
Scott W. Sproule	$40,306	$16,794	$36,499	$ —	$387,979
J Randall Data	$13,009	$10,841	$ 871	$ —	$ 24,721
John W. Nurkin	$ —	$ —	$ 6,412	$ —	$103,869
John W. Swann, III	$42,084	$14,028	$20,893	$ —	$309,882

(1) Contributions to the SRSP consisted of the following amounts reported in the Summary Compensation Table.

Name	2016 Salary	2015 Non-Equity Incentive Plan Compensation
Eugene J. Lowe, III	$38,094	$ —
Scott W. Sproule	$40,306	$ —
J Randall Data	$13,009	$ —
John W. Nurkin	$ —	$ —
John W. Swann, III	$42,084	$ —

(2) Represents matching amounts contributed by SPX to the SRSP. These amounts have been included in the All Other Compensation column of the Summary Compensation Table.

(3) Aggregate earnings under the SRSP are not above market and, accordingly, are not included in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our NEOs are covered by change-in-control agreements, severance agreements, and stock plan award agreements governing compensation in the event of a termination of employment or a change in control of our Company. In addition, we have entered into an employment agreement with Mr. Lowe in lieu of a severance agreement. The following tables set forth the expected benefits to be received by each NEO in the event of his termination resulting from various scenarios, assuming a termination date of December 30, 2016, the last business day of fiscal 2016, and a stock price of $23.72, our closing stock price on December 30, 2016. Assumptions and explanations of the numbers set forth in the tables below are set forth in the footnotes to, and in additional text following, the tables.

Eugene J. Lowe, III	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 1,573,250[1]	$ 2,359,875[3]
Bonus	$ —	$ 786,625[4]	$ 786,625[4]	$ 1,573,250[5]	$ 2,359,875[7]
Value of Accelerated Equity	$ —	$11,685,963[9]	$11,685,963[9]	$ 9,038,352[10]	$11,685,963[9]
Value of Accelerated CPUs	$ —	$ 629,126[11]	$ 629,126[11]	$ 629,126[11]	$ 629,126[11]
All Other Compensation	$75,637[12]	$ 75,637[12]	$ 75,637[12]	$ 165,893[13]	$ 220,138[14]
TOTAL	$75,637	$13,177,351	$13,177,351	$12,979,871	$17,254,977

Scott W. Sproule	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 416,150[2]	$ 832,300[1]
Bonus	$ —	$ 291,305[4]	$ 291,305[4]	$ 291,305[6]	$ 582,610[8]
Value of Accelerated Equity	$ —	$3,407,071[9]	$3,407,071[9]	$ 691,099[10]	$3,407,071[9]
Value of Accelerated CPUs	$ —	$ 157,281[11]	$ 157,281[11]	$ 157,281[11]	$ 157,281[11]
All Other Compensation	$40,014[15]	$ 40,014[15]	$ 40,014[15]	$ 95,936[16]	$ 128,216[17]
TOTAL	$40,014	$3,895,671	$3,895,671	$1,651,771	$5,107,478

J Randall Data	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 408,000[2]	$ 816,000[1]
Bonus	$ —	$ 244,800[4]	$ 244,800[4]	$ 244,800[6]	$ 489,600[8]
Value of Accelerated Equity	$ —	$2,552,942[9]	$2,552,942[9]	$ 393,900[10]	$2,552,942[9]
Value of Accelerated CPUs	$ —	$ 125,825[11]	$ 125,825[11]	$ 125,825[11]	$ 125,825[11]
All Other Compensation	$34,664[15]	$ 34,664[15]	$ 34,664[15]	$ 82,528[16]	$ 106,750[17]
TOTAL	$34,664	$2,958,231	$2,958,231	$1,255,053	$4,091,117

John W. Nurkin	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 334,950[2]	$ 669,900[1]
Bonus	$ —	$ 200,970[4]	$ 200,970[4]	$ 200,970[6]	$ 401,940[8]
Value of Accelerated Equity	$ —	$2,324,937[9]	$2,324,937[9]	$ 490,450[10]	$2,324,937[9]
Value of Accelerated CPUs	$ —	$ 104,435[11]	$ 104,435[11]	$ 104,435[11]	$ 104,435[11]
All Other Compensation	$32,207[15]	$ 32,207[15]	$ 32,207[15]	$ 81,661[16]	$ 108,194[17]
TOTAL	$32,207	$2,662,549	$2,662,549	$1,212,466	$3,609,406

John W. Swann, III	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 406,000[2]	$ 812,000[1]
Bonus	$ —	$ 243,600[4]	$ 243,600[4]	$ 243,600[6]	$ 487,200[8]
Value of Accelerated Equity	$ —	$2,469,246[9]	$2,469,246[9]	$ 461,087[10]	$2,469,246[9]
Value of Accelerated CPUs	$ —	$ 106,951[11]	$ 106,951[11]	$ 106,951[11]	$ 106,951[11]
All Other Compensation	$39,038[15]	$ 39,038[15]	$ 39,038[15]	$ 93,682[16]	$ 128,446[17]
TOTAL	$39,038	$2,858,835	$2,858,835	$1,311,320	$4,003,843

(1) Two times current base salary.

(2) One times current base salary.

(3) Three times current base salary.

(4) Reflects target bonus.

(5) Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current-year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(6) One times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(7) Three times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(8) Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(9) Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options.

(10) Represents the accelerated vesting of all unvested PSUs (at assumed target performance level), RSUs, and Options, which would have otherwise vested within two years of termination for Mr. Lowe and within one year for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann.

(11) Represents the accelerated vesting of all unvested CPUs at assumed target performance level.

(12) Other compensation for Mr. Lowe includes payout of accrued vacation (up to five weeks of base salary).

(13) Sum of other compensation for Mr. Lowe includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $50,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The Company cost of health and welfare benefit continuation for 2 years.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

(14) Sum of other compensation for Mr. Lowe includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $50,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The full cost of health & welfare, and vision benefit continuation for 3 years.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 3 years.

(15) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes payout of accrued vacation (up to five weeks of base salary).

(16) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $35,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The Company cost of health and welfare benefit continuation for 1 year.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 1 year.

(17) Sum of other compensation for Mr. Sproule, Mr. Data, Mr. Nurkin, and Mr. Swann includes:

- Payout of accrued vacation (up to five weeks of base salary).

- Maximum outplacement benefit for involuntary termination of $35,000.

- The Company will reimburse premiums paid over benefit continuation period. Value shown represents group term life imputed income in year preceding termination.

- The full cost of health & welfare, and vision benefit continuation for 2 years.

- The value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for 2 years.

Equity Compensation Plan Information

The following table provides information as of December 31, 2016, about SPX common stock that may be issued upon the exercise of options and rights under all our existing equity compensation plans, each of which was approved by our stockholders. These plans include 2002 Stock Compensation Plan (and its predecessor plan, the 1992 Stock Compensation Plan) and the 2006 Non-Employee Directors' Stock Incentive Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity Compensation Plans Approved By Stockholders	3,253,482	$13.45	2,096,945
Total	3,253,482	$13.45	2,096,945

(1) Comprised of 1,551,695 shares issuable upon the exercise of outstanding Options and 1,701,787 shares issuable pursuant to RSUs.

(2) Excludes RSUs.

(3) All these shares were available for issuance under the 2002 Stock Compensation Plan and 2006 Non-Employee Directors' Stock Incentive Plan.

PROPOSAL 2: APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY")

We are asking our stockholders to cast an advisory vote at our Annual Meeting to approve the compensation of our named executive officers ("NEOs"), as disclosed in this Proxy Statement.

Although the vote is non-binding, the Committee and the Board value your opinion and will consider the outcome of the vote in revising our compensation philosophy and making future compensation decisions.

Pending the outcome of the Say-On-Frequency (defined in "Proposal 3," on page 43) vote, we intend to seek approval of our executive compensation program on an annual basis.

WHY YOU SHOULD APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

As disclosed in our last year's proxy statement, for 2016 we committed to implementing new base pay structures and a redesign of short- and long-term incentive programs, while improving our practices around corporate governance, and we have fulfilled that commitment. These plan design changes are market competitive and aligned with stockholder interests.

Our executive compensation and executive compensation program are more fully described in the "Compensation Discussion and Analysis," beginning on page 18, and in the "Summary Compensation Table" and subsequent tables, beginning on page 32.

OVERVIEW

Key Components of Our Compensation Programs

Base Compensation
We target base pay for NEOs between the 25th and 50th percentiles of peer companies.

Short-term Incentives
We implemented plan design changes that focus on earnings, cash flow, and revenue growth.

Long-term Incentives
We instituted a 2016 LTI plan design that targets LTI pay based 50% on performance units, 25% on stock options, and 25% on restricted stock units.

Change in Control Provisions
We have double-trigger provisions in the event of a change of control.

Updated Peer Group
We refined our post-Spin-Off peer group to better reflect our industry, size, and competition.

Benefits and Perquisites
We have no NEO participation in defined benefit pension plans or retiree medical benefits.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-PAY").

PROPOSAL 3: RECOMMENDATION ON FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY-ON-FREQUENCY")

At this Annual Meeting, we are also asking our stockholders to cast an advisory vote to recommend the frequency of our future advisory votes on our named executive officers' compensation.

This non-binding advisory vote, commonly referred to as a "Say-on-Frequency" vote, gives stockholders the opportunity to express their views about how frequently we conduct a Say-on-Pay vote. At our 2011 Annual Meeting, our stockholders recommended that we hold our Say-on-Pay votes annually. You may vote for Say-on-Pay votes to be held every "1 YEAR," "2 YEARS," or "3 YEARS" or you may abstain from voting on this proposal.

After careful consideration of input from stockholders, the preference derived from voting results at other companies similar to ours, and practical commentary that has become widely available with respect to the Say-on-Frequency vote since its implementation, the Board is recommending that the Say-on-Pay vote continue to be held on an annual basis.

The results of the Say-on-Frequency vote will be advisory and will not be binding upon the Company or our Board. However, we will take into account the outcome of the Say-on-Frequency vote when determining how frequently the Company will conduct future Say-on-Pay votes and will disclose our frequency decision as required by the SEC. Unless and until the Board determines otherwise, the next Say-on-Frequency vote will occur at our 2023 Annual Meeting, in accordance with the requirement that a Say-on-Frequency vote occur at least every six years.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS
A VOTE FOR EVERY **"1 YEAR"** ON
FREQUENCY OF FUTURE ADVISORY
VOTES ON NAMED EXECUTIVE OFFICERS'
COMPENSATION, ON A NON-BINDING
ADVISORY BASIS ("SAY-ON-FREQUENCY").

AUDIT MATTERS

Audit Committee Report

The Audit Committee of the SPX Board of Directors consists of four directors. Each Audit Committee member is independent, as defined under SEC rules and the listing standards of the NYSE. The Audit Committee reviews SPX's financial reporting process on behalf of the Board and is responsible for ensuring the integrity of the financial information reported by SPX.

Management is responsible for SPX's financial reporting process, including its systems of internal and disclosure controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"). SPX's independent registered public accounting firm, which is appointed by the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with US GAAP and on the representations of the independent registered public accounting firm included in the firm's report on SPX's financial statements.

In this context, the Audit Committee has met and held discussions with management and Deloitte & Touche LLP ("Deloitte"), SPX's independent registered public accounting firm. Management represented to the Audit Committee that SPX's consolidated financial statements were prepared in accordance with US GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by the Standards of the Public Company Accounting Oversight Board ("PCAOB") for communication with audit committees, under which Deloitte must provide us with additional information regarding the scope and results of its audit of SPX's consolidated financial statements.

In addition, we have discussed with Deloitte its independence from SPX and SPX management, including matters in the written disclosures required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee discussed with SPX's internal auditors and independent registered public accounting firm the overall scope and plans for its respective audits. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of SPX's internal controls, and the overall quality of SPX's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in SPX's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC.

The Audit Committee has reviewed and discussed with management its assertion and opinion regarding internal controls included in the 2016 Annual Report on Form 10-K to Stockholders as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management has confirmed to the Audit Committee that internal controls over financial reporting have been appropriately designed and are operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SPX's consolidated financial statements for external purposes in accordance with US GAAP. The Audit Committee has also reviewed and discussed with Deloitte its audit and opinion regarding SPX's internal control over financial reporting as required by Section 404, which opinion is included in the 2016 Annual Report on Form 10-K.

Audit Committee,

Ricky D. Puckett, Chairman
David A. Roberts
Ruth G. Shaw
Tana L. Utley

Other Audit Information

AUDIT AND NON-AUDIT FEE TABLE

During fiscal years 2015 and 2016, we retained our principal auditor, Deloitte & Touche LLP ("Deloitte"), to perform services in the following categories and amounts:

	2015	2016
Audit Fees[1]	$11,258,000	$4,733,000
Audit-Related Fees[2]	$ 121,000	$ 29,000
Tax Fees[3]	$ 1,813,000	$ 404,000
All Other Fees	N/A	N/A

(1) Fees for audit services billed or expected to be billed relate to (i) audit of our annual financial statements and effectiveness of internal controls over financial reporting; (ii) reviews of our quarterly financial statements; (iii) statutory and regulatory audits; (iv) comfort letters, consents, and other services related to SEC matters; and (v) in 2015, audits of the carve-out financial statements of FLOW in connection with the Spin-Off.

(2) Fees for audit-related services include due diligence services in connection with acquisitions, other technical accounting assistance, and attest or audit services that are not required.

(3) Fees for tax services include $460,000 and $404,000 in 2015 and 2016, respectively, for tax compliance and preparation, including the preparation of original and amended tax returns, claims for refunds, and tax payment planning. We also incurred fees for tax consulting and advisory services and services related to acquisitions and divestitures of $1,353,000 and $0 in 2015 and 2016, respectively.

PRE-APPROVAL BY AUDIT COMMITTEE

Our Audit Committee has adopted a policy that requires all audit and non-audit services performed by Deloitte to be pre-approved. The Audit Committee annually approves the fees and expenses for audit services performed by Deloitte, as well as for any regularly recurring non-audit services of the type covered by our annual engagement of Deloitte. In addition, our pre-approval policy requires pre-approval by the Chair of the Audit Committee of fees and expenses for other non-audit services that may arise during the year. The policy requires the Chair to report any non-audit services that he has pre-approved to the Audit Committee at each regularly scheduled meeting of the Audit Committee. In no event may Deloitte perform any of the following services for us: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing services; (6) management functions or human resources services; (7) broker-dealer, investment advisor, or investment banking services; (8) legal services; or (9) expert services. The Audit Committee regularly considers whether specific projects or expenditures could potentially affect Deloitte's independence.

PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte") has been our independent registered public accounting firm since 2002. The Audit Committee has engaged Deloitte to perform reviews, in accordance with the Standards of the Public Company Accounting Oversight Board, of our financial statements to be filed on Form 10-Q in 2017. Consistent with past practice, on February 20, 2017, the Audit Committee approved the engagement of Deloitte to perform the audit of the financial statements and internal controls over financial reporting included in SPX's Annual Report on Form 10-K for the fiscal year ending December 31, 2017. Representatives of Deloitte will be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

Although we are not required to do so, we believe that it is appropriate for us to request stockholder ratification of the appointment of Deloitte as our independent registered public accounting firm. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the stockholders' rejection and reconsider the appointment.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS A VOTE
"FOR" RATIFICATION OF THE APPOINTMENT OF
DELOITTE & TOUCHE LLP AS OUR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2017.

QUESTIONS AND ANSWERS

Proxy Materials

Why am I receiving these materials?

We are mailing or making these materials available to you because we are soliciting your proxy to vote your shares in connection with our Annual Meeting, scheduled to take place on May 8, 2017, or at any adjournments or postponements of this meeting. We are first mailing or making available to stockholders this Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2016, and related materials on or about March 27, 2017.

Why did I receive a one-page notice of internet availability of proxy materials rather than a full set of proxy materials?

SEC rules allow companies to provide stockholders access to Proxy Materials over the internet rather than mailing the materials to stockholders. Accordingly, to conserve natural resources and reduce costs, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials. The Notice provides instructions for accessing the Proxy Materials on the website referred to in the Notice or for requesting printed copies of the Proxy Materials. The Notice also provides instructions for requesting the delivery of the Proxy Materials for future Annual Meetings in printed form.

Are the proxy materials available electronically?

Our Proxy Statement and our 2016 Annual Report to Stockholders are available on our website (www.spx.com) under the heading "Investor Relations—Financial Information—Proxy and 10K." Additionally, and in accordance with SEC rules, you may access our Proxy Statement at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/ SPXC (for all other stockholders), which do not have "cookies" that identify visitors to the sites.

Annual Meeting

What is the purpose of this meeting?

This is the Annual Meeting of the Company's stockholders. At the meeting, we will be voting on:

- The election of directors;

- The approval of our named executive officers' compensation, on a non-binding advisory basis;

- The frequency of future advisory votes on our named executive officers' compensation, on a non-binding advisory basis;

- The ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2017; and

- Any other business properly brought before the meeting.

How does the Board recommend that I vote?

Proposal 1:   FOR the election of each of Mr. Puckett and Ms. Utley.

Proposal 2:   FOR the approval of our named executive officers' compensation.

Proposal 3:   FOR EVERY "1 YEAR" frequency of future advisory votes on our named executive officers' compensation.

Proposal 4:   FOR the ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2017.

How can I attend the Annual Meeting?

You may attend the Annual Meeting if you were an SPX stockholder of record as of the close of business on March 13, 2017, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are a stockholder of record or hold your shares through the SPX 401(k) Plan or FLOW 401(k) Plan, then your name will be verified against the list of stockholders of record or plan participants on the record date prior to your being admitted to the Annual Meeting. If you are not a stockholder of record, but hold shares through a broker, bank, trustee, or other holder of record, you should provide proof of beneficial ownership on the record date, such as a recent account statement showing your ownership; a copy of the voting instruction card provided by your broker, bank, trustee, or other holder of record; or other similar evidence of ownership.

Voting and Quorum

What is a proxy?

Our Board of Directors is asking for your proxy, which is a legal designation of another person to vote the shares you own. We have designated two officers of the Company, Eugene J. Lowe, III, and Scott W. Sproule, to vote your shares at the meeting in the way you instruct and, with regard to any other business that may properly come before the meeting, as they think best.

Who is entitled to vote?

Stockholders at the close of business on March 13, 2017 (the record date), are entitled to vote. On that date there were 42,787,058 shares of SPX common stock outstanding.

How many votes do I have?

Each share of SPX common stock that you own entitles you to one vote.

How do I vote if I don't attend the Annual Meeting?

If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received or, if you received a voting instruction form from your brokerage firm, bank, trustee, or other similar entity by mail, then by completing, signing, and returning the form you received. You should check your voting instruction form to see if telephone or internet voting is available to you.

If your shares are held in your name, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received for that account.

If you received more than one Notice of Internet Availability of Proxy Materials or proxy card, then this means you hold shares of our common stock in more than one account. You should complete, sign, date, and return each proxy card or vote all shares over the internet or by telephone for each of your accounts. If you vote over the internet or by telephone, then you should not mail back the related proxy card.

Can I vote at the Annual Meeting?

Yes. If you were a stockholder on the record date, then you can vote your shares of common stock in person at the Annual Meeting. If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares in person only if you have a legal proxy from the entity that holds your shares giving you the right to vote the shares. A legal proxy is a written document from your brokerage firm, bank, trustee, or other holder of record authorizing you to vote the shares it holds for you in its name. If you attend the meeting and vote your shares by ballot, then your vote at the meeting will revoke any vote you submitted previously.

Even if you currently plan to attend the meeting, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

May I revoke my proxy?

You may revoke your proxy in one of four ways at any time before it is exercised:

• Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;

• Submit another proxy with a later date;

• Vote by telephone or internet after you have given your proxy; or

• Vote in person at the Annual Meeting.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of one-third of the total number of shares of SPX stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or internet, or if you attend the Annual Meeting.

Abstentions are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. Proxies submitted by brokers, banks, trustees, or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some of or all of the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called "broker non-votes") are also considered "shares present" for purposes of determining whether a quorum exists. If you are a beneficial owner, then these holders are permitted to vote your shares on the ratification of the appointment of our independent public accountants, even if they do not receive voting instructions from you.

What vote is required to approve each proposal?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis	Majority of Votes Cast	No
Recommendation on Frequency of Future Advisory Votes on Named Executive Officers' Compensation, on a Non-binding Advisory Basis	Greatest Number of Votes Cast	No
Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of Shares Present or Represented by Proxy and Entitled to Vote	Yes
Other Proposals	Majority of Shares Present or Represented by Proxy and Entitled to Vote	No

A majority of votes cast means that the number of shares voted for a director or proposal must exceed the number of shares voted against that director or proposal.

What is the Impact of Abstentions or Broker Non-Votes?

An abstention is not considered as a share voted and will not impact the election of directors, the Say-on-Pay vote, or the Say-on-Frequency vote. However, since an abstention is considered a share present or represented by proxy and entitled to vote, as one less vote for approval it will have the effect of a vote against the ratification of our independent public accountants and other proposals that may be brought before the Annual Meeting.

A broker non-vote is not considered as a share voted or entitled to vote and will not impact the vote on any of the proposals.

> The New York Stock Exchange does not consider the election of directors or matters relating to compensation to be routine. Unless the broker has received instructions from you, any broker holding shares for you will not have the ability to cast votes with respect to the election of directors, the approval of named executive officers' compensation, or the frequency of future advisory votes on named executive officers' compensation. It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these matters is counted.

How does discretionary voting authority apply?

If you sign, date, and return your proxy card, then your vote will be cast as you direct. If your proxy card does not indicate how you want to vote, then you give authority to Eugene J. Lowe, III, and Scott W. Sproule to vote on the items discussed in these proxy materials and any other matter properly brought at the Annual Meeting. In such a case, your vote will be cast:

• FOR the election of the director nominees;

• FOR the approval of our named executive officers' compensation;

• FOR EVERY "1 YEAR" frequency of future advisory votes on our named executive officers' compensation;

• FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2017; and

• FOR or AGAINST any other properly raised matters at the discretion of Eugene J. Lowe, III, and Scott W. Sproule.

Who pays to prepare, mail, and solicit the proxies?

We will pay all the costs of preparing, mailing, and soliciting the proxies. We will ask brokers, banks, trustees, and other nominees and fiduciaries to forward the Proxy Materials to the beneficial owners of SPX common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing Proxy Materials, our directors, officers, and employees may solicit proxies in person, by telephone, or otherwise. These individuals will not be specially compensated. We have retained Georgeson LLC, a Computershare company, to assist us with inquiries of brokerage houses and other custodians and nominees whether other persons are beneficial owners of SPX common stock. We will supply them with additional copies of the Proxy Materials for distribution to the beneficial owners. We will pay Georgeson LLC an estimated fee of $1,800 plus reasonable out-of-pocket expenses. We have not retained a proxy solicitor for this Annual Meeting to assist us in soliciting your proxy; however, as proxy returns are counted we may determine it is necessary to retain a proxy solicitor, in which case we will pay an estimated fee of $12,500 plus reasonable out-of-pocket expenses. We will also reimburse brokers, banks, trustees, and other nominees, fiduciaries, and other custodians for their costs of sending the Proxy Materials to the beneficial owners of SPX common stock.

Communications and Stockholder Proposals

How do I submit a stockholder proposal?

For a proposal to be included in our Proxy Statement for the 2018 Annual Meeting, you must submit it no later than November 27, 2017. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement.

You also may submit a proposal that you do not want included in the Proxy Statement, but that you want to raise at the 2018 Annual Meeting. We must receive this type of proposal in writing on or after December 9, 2017, but no later than January 8, 2018.

As detailed in our by-laws, to bring a proposal other than the nomination of a director before an annual meeting, your notice of proposal must include the following: (1) a brief description of the business you want to bring before the meeting; (2) the reasons for conducting such business at the meeting; (3) your name and address as they appear on our stock records, as well as the name and address of any beneficial owner of the shares; (4) the class and number of shares of SPX stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (5) a description of certain agreements, arrangements, or understandings entered into by you or any beneficial owner with respect to the shares (which information must be supplemented as of the record date); (6) any material interest you or any beneficial owner may have in the business you want to bring before the meeting; (7) a description of all agreements, arrangements, and understandings between you or any beneficial owner and any other persons (including their names) in connection with the proposal of the business; and (8) any other information regarding you or any beneficial owner that would be required under the SEC's proxy rules and regulations.

How do I recommend a director nominee?

If you wish to recommend a nominee for director for the 2018 Annual Meeting, our Corporate Secretary must receive your written nomination on or before January 8, 2018. You should submit your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement. As detailed in our by-laws, for a nomination to be properly brought before an annual meeting, your notice of nomination must include the following: (1) your name and address, as well as the name and address of any beneficial owner of the shares, and the name and address of the nominee; (2) the class and number of shares of SPX stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (3) a description of certain agreements, arrangements, or understandings entered into by you or any beneficial owner with respect to the shares (which information must be supplemented as of the record date); (4) a statement that you are a record holder of SPX shares entitled to vote at the meeting and that you plan to appear in person or by proxy at the meeting to make the nomination; (5) a description of all arrangements or understandings between you and any other persons pursuant to which you are making the nomination; (6) any other information regarding you, any beneficial owner, or the nominee that the rules of the SEC require to be included in a proxy statement; (7) the nominee's agreement to serve as a director if elected; and (8) a statement as to whether each nominee, if elected, intends to tender, promptly following his or her election or re-election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board of Directors, in accordance with our Corporate Governance Guidelines. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

APPENDIX A - RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

CORE OPERATING INCOME

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - CORE OPERATING INCOME (Unaudited; in millions)	
	Twelve months ended December 31, 2016
Operating income (loss)	$ 55.0
Adjustments:	
South African projects	14.5
Non-service pension and postretirement items	16.0
Gain on sale of Dry Cooling	(18.4)
Non-cash impairment of intangible assets	30.1
Corporate-bonus expense	4.8
Core operating income	$ 102.0

"Core operating income (loss)" is defined as operating income (loss) from continuing operations excluding the following items: (a) results of the South African projects, (b) non-service pension and postretirement expense (income), (c) gain (loss) related to acquisitions/divestitures, (d) non-cash intangible impairment charges, and (e) bonus expense associated with employees at our corporate headquarters. In addition to the Company's South African projects, the Company's management views the impact related to each of the other items, with the exception of (e), as not indicative of the Company's ongoing performance. The Company believes that inclusion of only the service cost and prior service cost components of pension and postretirement expense better reflects the ongoing costs of providing pension and postretirement benefits to its employees. Other components of GAAP pension and postretirement expense (income) are mainly driven by market performance, and the Company manages these separately from the operational performance of its business. Corporate bonus expense is excluded from Core operating income because corporate bonus expense is calculated based on Core operating income, among other metrics. The Company believes Core operating income (loss), when read in conjunction with operating income (loss) from continuing operations, gives investors a useful tool to assess and understand the Company's overall financial performance, allowing for a better period-to-period comparison of operations of the Company. Additionally, the Company's management uses Core operating income (loss) as measures of the Company's performance. The Core operating income (loss) measure does not provide investors with an accurate measure of the actual operating income (loss) from continuing operations reported by the Company and should not be considered as substitutes for operating income (loss) from continuing operations as determined in accordance with accounting principles generally accepted in the United States ("GAAP"), and may not be comparable to similarly titled measures reported by other companies.

CORE CASH FLOW

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - CORE CASH FLOW (Unaudited; in millions)	
	Twelve months ended December 31, 2016
Net cash from continuing operations	$ 53.4
Capital expenditures - continuing operations	(11.7)
Adjustment for South African projects	33.1
Core cash flow	$ **74.8**

"Core cash flow" is defined as net cash from (used in) continuing operations less capital expenditures of continuing operations, excluding cash used in operations by our South African projects. The Company's management believes that Core cash flow is a useful financial measure for investors in evaluating the cash flow performance of multi-industrial companies, since it provides insight into the cash flow available to fund such things as mandatory and discretionary debt reduction, equity repurchases, and acquisitions or other strategic investments. The South African projects have a finite life and, thus, are expected to have a diminishing impact on the Company's cash flows over the long-term. Core cash flow is not a measure of financial performance under GAAP. This measure should not be considered a substitute for net cash flow from (used in) continuing operations, as determined in accordance with GAAP, but rather should be used in combination with cash flows from (used in) operating activities, as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.

CORE REVENUE

SPX CORPORATION AND SUBSIDIARIES NON-GAAP RECONCILIATION - CORE REVENUE (Unaudited; in millions)	
	Twelve months ended December 31, 2016
Consolidated revenue	$ 1,472.3
Exclude: South African projects	83.3
Core revenue	$ **1,389.0**

"Core revenues" are defined as revenues for the Company excluding the results of the South African projects. The South African projects have a finite life and, thus, are expected to have a diminishing impact on the Company's operating results over the long-term. The Company's management believes it is useful to disclose consolidated revenue without the results of its South African projects to provide investors with metrics that the Company's management uses to measure the overall performance of its businesses. Core revenues do not provide investors with an accurate measure of, and should not be used as a substitute for, the Company's revenues as determined in accordance with GAAP, and may not be comparable to similarly titled measures reported by other companies.



SPX

13320-A Ballantyne Corporate Place • Charlotte, NC 28277 • USA
980-474-3700 • www.spx.com